Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and special general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on November 4, 2025 at 17:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services;

2.
Approval of the re-election of each of Mr. Amos Malka, Ms. Ronnie Meninger, Mr. Amir Harel, Mr. Igal Zamir (the Company's Chief Executive Officer and President), to serve as Directors of the Company, each to hold office until our next Annual Meeting of Shareholders;

3.
Approval of the election of the following new directors to the Company’s Board of Directors, each to hold office until the next Annual General Meeting of Shareholders: Mr. Eitan Oppenheim, and Ms. Sagit Manor;

4.
Subject to the approval of the re-election of Mr. Amir Harel and the election of Mr. Eitan Oppenheim, and Ms. Sagit Manor  – approval of a  new compensation terms for each of them, effective as of the date of the shareholders’ meeting approval, as an exception to the Company’s compensation policy;

5.	Approval of the grant of a special bonus for the Company's Chief Financial Officer, Mr. Ehud Ben Yair as an exception to the Company’s compensation policy;

6.	Approval of the Amended and Restated 2012 and 2022 Stock Option Plans of the Company; and

7.	Approval of an increase in the Company's authorized share capital, amendment of the Articles of Association to reflect this change, and amendment of the section regarding external directors.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The approval of Items 1-3 and 6-7 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of Items 4 and 5, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest do not have personal interest in the approval of the proposal set forth in Items 4 and 5, as applicable, or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal. In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal. Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for this Items 4 and 5 are deemed to confirm to the Company that such shareholder does not have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on November 4, 2025, to the office of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. This notice should be addressed to the attention of Adv. Elad Amir.

ii

Only shareholders of record at the close of business on October 6, 2025, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 7 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than November 4, 2025, 13:00 P.M. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Position Statements: Shareholders wishing to express their position on Items 1 through 7 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 24, 2025.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to November 11, 2025, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Elad Amir (tel: +972-3-6235000).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: September 29, 2025

iii

TAT TECHNOLOGIES LTD.

Hamelacha 5, Netanya 4250540Israel

PROXY STATEMENT
_____________________________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 4, 2025

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Shares”), of TAT Technologies Ltd. in connection with the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on November 4, 2025 at 17:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “We” or “Our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services;

2.
Approval of the re-election of each of Mr. Amos Malka, Ms. Ronnie Meninger, Mr. Amir Harel, Mr. Igal Zamir (the Company's Chief Executive Officer and President), to serve as Directors of the Company, each to hold office until our next Annual Meeting of Shareholders;

3.
Approval of the election of the following new directors to the Company’s Board of Directors, each to hold office until the next Annual General Meeting of Shareholders: Mr. Eitan Oppenheim, and Ms. Sagit Manor;

4.
Subject to the approval of the re-election of Mr. Amir Harel and the election of Mr. Eitan Oppenheim, and Ms. Sagit Manor  – approval of a  new compensation terms for each of them, effective as of the date of the shareholders’ meeting approval, as an exception to the Company’s compensation policy;

5.	Approval of the grant of a special bonus for the Company's Chief Financial Officer, Mr. Ehud Ben Yair as an exception to the Company’s compensation policy;

6.	Approval of the Amended and Restated 2012 and 2022 Stock Option Plans of the Company; and

7.	Approval of an increase in the Company's authorized share capital, amendment of the Articles of Association to reflect this change, and amendment of the section regarding external directors.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on October 6, 2025 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of September 29, 2025, the Company had 13,225,110 issued Shares and 12,950,637 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership of Securities

The following table sets forth certain information as of September 16, 2025, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Meitav Investment House Ltd. (3)	1,310,650	10.1%
Y.D More Investments Ltd. (4)	1,014,777	7.8%
Wasatch Advisors LP (5)	741,159	5.7%
Phoenix Financial Ltd. (6)	1,240,607	9.6%
________________________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 12,950,637 ordinary shares issued and outstanding as of January 31, 2024 (net of 274,473 dormant shares).

(3) Based on a Schedule 13G/A filed by Meitav Investment House Ltd.. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the MEITAV INVESTMENT HOUSE LTD. (the "Subsidiaries").   Some of the securities reported herein are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal business address of each of the above entities is 1 Jabotinski, Bene-Beraq, Israel.

(4) Based on a Schedule 13G/A by Y.D More. Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company. The principal business address of each of the above entities and persons is 2 Ben-Gurion Street, Ramat Gan, Israel.

(5) Based on a Schedule 13G filed by Wasatch Advisors LP.  The principal business address of this entity is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.

(6) Based on information reported to the Company by Phoenix Financial Ltd.. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd. (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal business address of each of the above entities is Derech Hashalom 53, Givataim, 53454, Israel..

Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 7 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Shachar Hananel, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor), no later than November 4, 2025 at 13:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Shachar Hananel; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 7 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

Position Statements should be submitted to the Company no later than October 24, 2025.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expected to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 2, 2025. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to November 11, 2025, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of Items 1-3 and 4-7 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of Items 4 and 5, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest do not have personal interest in the approval of the proposal set forth in Items 4 and 5, as applicable, or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal. In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal. Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for this Item 3 is deemed to confirm to the Company that such shareholder does not have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on November 4, 2025, to the office of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

After Careful Consideration, Our Board Recommends That Shareholders Vote
“For” The Proposals Described In This Proxy Statement.

ITEM 1: APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS, AND DELEGATION TO THE COMPANY'S BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) THE AUTHORITY TO DETERMINE THE ACCOUNTANTS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the re-appointment and remuneration of the independent certified public accountants is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, and in accordance with the recommendation of our Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual Meeting of Shareholders. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to delegate to our Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2024, we approved payment to Kesselman & Kesselman PwC Israel of approximately 323,321 US$ for audit services (including special approvals) and 16,000 US$ for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) BE, AND HEREBY ARE, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMOS MALKA, MS. RONNIE MENINGER, MR. AMIR HAREL, MR. IGAL ZAMIR (THE COMPANY'S CHIEF EXECUTIVE OFFICER AND PRESIDENT), TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS.

The Company's Articles of Association provide that the Board of Directors shall consist of no less than two and no more than eleven members. As of the date hereof (and prior to the Meeting), the Company’s Board of Directors is composed of 6 directors, and subject to the approval of the Meeting, will be composed of 7 members. Directors are elected at each annual meeting of shareholders, and all members of the Board of Directors are eligible for re-election upon completion of their term of office. Excluding Mr. Amir Harel (see item 4 of the agenda) and Mr. Igal Zamir (the Company's Chief Executive Officer and President which is not entitled to compensation as a Director), the compensation terms of Mr. Amos Malka and Ms. Ronnie Meninger are identical to their current compensation terms with the Company. In addition, all directors are entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary in the Company and in accordance with the Company’s compensation policy.

Under the Israeli Companies Law ("The ICL"), companies whose shares have been offered to the public in or outside of Israel are generally required to appoint at least two external directors. However, pursuant to the Israeli Companies Regulations (Reliefs for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel), 2000, companies whose shares are traded on a U.S. stock exchange, such as Nasdaq, and which do not have a controlling shareholder, may elect to “opt out” of the Companies Law requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee.

In light of the Company’s recent transition to a company without a controlling shareholder, and in accordance with these regulations, the Company has elected to opt out of the requirement to appoint external directors and the related Companies Law rules. As a result, the institution of external directors has been eliminated, and the Company will instead comply with the director independence requirements and the composition requirements for the audit and compensation committees under U.S. law and applicable Nasdaq Listing Rules.

The purpose of this course of action is to enable the Company's directors to contribute their experience and to be actively involved in the decision-making processes of the Board committees. Had the Company continued with the external director mechanism, it would have been required under the ICL that a majority of the members of the compensation committee be external directors, and that the chairperson of each other committee of the Board be an external director. The Company intends to create diversity in its committees through the involvement of the directors being appointed at this Meeting. The Company will ensure that each committee is composed of a majority of independent directors, and following the approval of this matter and item 3, the Company will maintain a majority of independent directors (5 out of 7 directors) on its Board.

The exemptions from such Companies Law requirements will continue to be available to the Company so long as: (1) the Company does not have a controlling shareholder (as defined under the Companies Law), (2) the Company’s shares are traded on a U.S. stock exchange, and (3) the Company complies with the director independence and committee composition requirements under U.S. law and applicable Nasdaq rules.

At the Meeting, our shareholders are being asked to re-elect Mr. Amos Malka, Ms. Ronnie Meninger, Mr. Amir Harel and Mr. Igal Zamir (the Company's Chief Executive Officer and President) to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders.

Each of Ms. Ronnie Meninger and Amir Harel qualifies as an “independent director” under the Nasdaq Listing Rules and complies with all requirements under the ICL for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law. The nomination of each of Mr. Amos Malka, Mr. Igal Zamir, Ms. Ronnie Meninger and Amir Harel has been approved by our nominating and governance committee and our Board of Directors.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Amos Malka (72) was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 until 2022 Mr. Malka was the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel’s largest aerospace and defense business development and consulting company .Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Ms. Ronnie Meninger (68) joined TAT's Board of Directors as an independent director in November 2021. Ms. Meninger bring vast experience in industrial companies, having served as CEO of Chemada fine chemicals Ltd. And Algatechnologies Ltd. Among other managerial positions in various companies. She also serves on the boards of Kafrit, Albaad, OSG group and Maytronics. For the last 10 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

Mr. Igal Zamir (60) joined TAT's Board of Directors on July 18, 2025. serves as the Company’s Chief Executive Officer and President since April 2016. Prior to joining the Company, from 2009 until 2013, Mr. Zamir served as President at Mapco Express, a wholly-owned subsidiary of Delek US Holdings Inc., a NYSE-listed company which owns and operates 370 convenient stores and gas stations in the southeastern region of the United States. Prior to Mapco Express, from 2006 until 2009, Mr. Zamir served as CEO of Metrolight, a provider of proprietary energy saving solutions in High Intensity Discharge (HID) lighting systems. From 1998 until 2004, Mr. Zamir served as CEO of Rostam, a leading provider of private label feminine hygiene products. Mr. Zamir holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA from Bar-Ilan University. Mr. Zamir holds dual Israeli and American citizenship and resides in the United States.

Mr. Amir Harel (64) joined TAT's Board of Directors on July 18, 2025. served as the Chief Financial Officer of Planck Resolution Ltd. from 2020 to 2025. Prior to joining Planck, Mr. Harel served as the Chief Financial Officer of Tyto Care Ltd, from 2019 to 2020, as the Chief Financial Officer of Natural Intelligence Ltd. from 2016 to 2019, as the Chief Financial Officer of Logic Industries Ltd. from 2015 to 2016, as the Chief Financial Officer of Amiad Water Systems Ltd. from 2011 to 2015, as the Chief Financial Officer of InSightec Ltd. from 2005 to 2011, as the Chief Financial Officer of TransChip Inc. from 2004 to 2005, as the Chief Financial Officer of Tower Semiconductor Ltd. from 1998 to 2004, and as the Chief Financial Officer of Elbit Vision Systems Ltd. from 1994 to 1998. Mr. Harel holds a B.Sc. in Industrial Engineering and a Master in Industrial Management from the Technion – Israel Institute of Technology.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Since the Board Diversity Rule became effective in August 2022, a company that is a “foreign private issuer” (as defined in SEC rules) like TAT will be required to initially have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition follows these requirements. Each term used above and, in the matrix, below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

As of December 31, 2024 Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

As of September 29, 2025 Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Attached as Appendix A are the declarations according to the Companies Law of Mr. Amos Malka, Ms. Ronnie Meninger Mr. Amir Harel and Mr. Igal Zamir.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE RE-ELECTION OF EACH OF MR. AMOS MALKA, MS. RONNIE MENINGER, MR. AMIR HAREL, MR. IGAL ZAMIR (THE COMPANY'S CHIEF EXECUTIVE OFFICER AND PRESIDENT), TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS”.

ITEM 3: APPROVAL OF THE ELECTION OF THE FOLLOWING NEW DIRECTORS TO THE COMPANY’S BOARD OF DIRECTORS, EACH TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS: MR. EITAN OPPENHEIM, AND MS. SAGIT MANOR.

Further to the discussion in Item 2 regarding changes to the composition of the Board of Directors following the Company’s transition to a company without a controlling shareholder, as of the date hereof (and prior to the Meeting), the Company’s Board of Directors is composed of 6 directors, and subject to the approval of the Meeting, will be composed of 7 members. Directors are elected at each annual meeting of shareholders, and all members of the Board of Directors are eligible for re-election upon completion of their term of office.

At the Meeting, our shareholders are being asked to approve the initial election of Mr. Eitan Oppenheim, and Ms. Sagit Manor to serve as directors of the Company, each to hold office until our next Annual General Meeting of Shareholders.

The compensation terms for the newly appointed directors as well as Mr. Amir Harel will be as set forth in Item 4 on the agenda. The vote on the compensation terms for the directors  will be held separately under Item 4 of the agenda.

All of the proposed directors possess accounting and financial expertise as defined under the ICL.

In addition, all of the proposed directors will be entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary for office holders in the Company and in accordance with the Company’s compensation policy.

All of the proposed directors (Mr. Eitan Oppenheim, and Ms. Sagit Manor) qualify as “independent directors” under the Nasdaq Listing Rules and comply with all requirements under the ICL for serving as a director. The nomination of each of these directors has been approved by our nominating and governance committee and our Board of Directors.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

The following table sets forth the Proposed Directors for Election and Re-Election, Citizenship, Independent and Eligibility for New Directors Compensation:

#	Director Name	Type of Appointment	US Citizenship	Independent(1)	New Compensation(2)
1	Amos Malka	Re-election	No	No	No- maintains current terms (3)
2	Ronnie Meninger	Re-election	No	Yes	No - maintains current terms (3)
3	Amir Harel	Re-election	No	Yes	Yes - per Item 4 on the meeting agenda
4	Igal Zamir (CEO & President)	Re-election	Yes - dual Israeli/American	No	No - maintains current terms (3)

#	Director Name	Type of Appointment	US Citizenship	Independent(1)	New Compensation(2)
5	Eitan Oppenheim	Initial election	No	Yes	Yes - per Item 4 on the meeting agenda
6	Sagit Manor	Initial election	Yes - dual Israeli/American	Yes	Yes - per Item 4 on the meeting agenda
7	Moti Glick	N.A.(4)	No	Yes	No - maintains current terms (3)

(1) Under the corporate governance rules of The NASDAQ Stock Market.

(2) In addition, all directors are entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary in the Company and in accordance with the Company’s compensation policy.

(3) See Item 6.B. to TAT’s Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024.

(4) Currently serving as External Director under Israeli Companies Law until Tat’s 2026 Annual Meeting of Shareholders.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Eitan Oppenheim (60) is proposed for election as a director of TAT Technologies Ltd. at this Meeting. Mr. Oppenheim currently serves as executive chairman of the board of Nova Ltd. (NVMI/NVMI.TA), a position he has held since March 2023, after previously serving as a member of Nova’s board since October 2019. From July 2013 to March 2023, Mr. Oppenheim served as President and Chief Executive Officer of Nova Ltd., and prior to that as Executive Vice President Global Business Group since November 2010. Between 2009 and 2010, he was Vice President and Europe General Manager of Alvarion Ltd., a Nasdaq-listed public company. From 2007 to 2009, Mr. Oppenheim served as Vice President of Sales and Marketing at OptimalTest Ltd. Previously, from 2002 to 2006, he was Vice President – Business Manager of the Flat Panel Displays division at Orbotech Ltd., a Nasdaq-listed public company. From 2001 to 2002, he served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers worldwide. From 1994 to 2001, Mr. Oppenheim held several key executive positions at Comverse Network Systems Ltd., also a Nasdaq-listed public company. Mr. Oppenheim holds a B.A. in Economics from the University of Haifa, Israel, and an M.B.A. from Ben-Gurion University of the Negev, Israel.

Ms. Sagit Manor (53) is proposed for election as a director of TAT Technologies Ltd. at this Meeting. Ms. Manor currently serves as the Chief Financial Officer of Nayax Ltd. (NASDAQ/TASE: NYAX), a position she has held since 2021. Prior to joining Nayax Ltd., she served for four years as Chief Executive Officer and Chief Financial Officer of Nyotron, an information-security company. Earlier, she served as Vice President of Finance and Chief Financial Officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor also serves as a director of Tigo Energy Inc. (Nasdaq: TYGO). She is a Certified Public Accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel. Ms. Manor holds dual Israeli and American citizenship and resides in the United States.

Attached as Appendix A are the declarations according to the Companies Law of Mr. Eitan Oppenheim, and Ms. Sagit Manor.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE ELECTION OF THE FOLLOWING NEW DIRECTORS TO THE COMPANY’S BOARD OF DIRECTORS, EACH TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS:  MR. EITAN OPPENHEIM, AND MS. SAGIT MANOR”.

ITEM 4: SUBJECT TO THE APPROVAL OF THE RE-ELECTION OF MR. AMIR HAREL AND THE ELECTION OF MR. EITAN OPPENHEIM, AND MS. SAGIT MANOR  – APPROVAL OF A  NEW COMPENSATION TERMS FOR EACH OF THEM, EFFECTIVE AS OF THE DATE OF THE SHAREHOLDERS’ MEETING APPROVAL, AS AN EXCEPTION TO THE COMPANY’S COMPENSATION POLICY.

The ICL requires that the terms of service and employment of a director be approved by the company’s compensation committee, the Board of Directors and the shareholders of the company, except in the limited circumstances set forth in the ICL.

Following the Company’s recent transition into a company without a controlling shareholder, the Board of Directors is undergoing a significant change in its composition. The Company is moving from a small board focused primarily on governance and accounting expertise to a board comprised of senior executives from the business sector, including chairpersons, CEOs, CFOs, capital market professionals, and M&A experts, all with decades of experience in international and dual-listed public companies. This change is intended to support the Company’s continued growth and to better reflect its global operations and shareholder base. In light of these changes, it is proposed to approve a revised compensation structure for directors that is aligned with the new composition and international standards. The Company's intention is to appoint directors from the U.S. market, and the proposed compensation model is designed to be consistent with the compensation such directors typically receive in other Nasdaq-listed companies where they serve.

It should be noted that the Company’s current compensation policy does not provide for this type of compensation for directors. Therefore, the approval of this agenda item is proposed as an exception to the Company’s compensation policy.

TAT believes that the granting of cash and equity compensation to Mr. Amir Harel, Mr. Eitan Oppenheim, and Ms. Sagit Manor as members of the Company’s Board of Directors (the “Eligible Directors”) represents an effective tool to attract, retain and reward Directors who are not employees of the Company.

The proposed compensation terms for the Eligible Directors include an annual cash retainer of $40,000 per board member, with additional annual fees for committee roles as follows: $16,000 for serving as Chair of the Audit Committee, $12,000 for Chair of the Compensation Committee, $8,000 for Chair of the Nomination/Governance Committee, and $12,000 for Chair of the M&A/Investment Committee. Members of these committees will receive $8,000 for the Audit Committee, $6,000 for the Compensation Committee, $4,000 for the Nomination/Governance Committee, and $6,000 for the M&A/Investment Committee. A “typical director” (serving as Board Member Retainer, Chair of the Compensation Committee, and Member of the Audit Committee) would receive total annual cash compensation of $60,000.

For each Eligible Director the cash retainer will be paid in two semi-annual payment. Each payment will be made no later than 30 days following the end of such semi-annual period. For clarity, an Eligible Director who has served during only a portion of the relevant semi-annual period will receive a prorated payment of the semi-annual payment of the applicable retainer(s), calculated based on the number of days during such Eligible Director has served in the relevant capacities.

There are no per-meeting attendance fees for attending Board meetings or meetings of any committee of the Board.

In addition the proposed compensation terms will include a grant of Restricted Stock Units (“RSUs”) to each Eligible Director, representing an annual grant value of $80,000 on the first Trading Day immediately following each Annual Meeting of the Company’s stockholders (rounded to the nearest whole Share). The number of RSUs to be granted is based on the fair market value of the Company’s shares on the date of grant, in accordance with the Company’s Incentive plan ("The Plan") and subject to the approval of the shareholders at this Meeting.

The RSUs will vest in will vest as to 100% of the RSU immediately prior to the Annual Meeting following the grant of such Annual Award, provided that the director continues to serve as a director on each applicable vesting date. If a director ceases to serve prior to the end of the vesting period, any unvested RSUs will be forfeited, unless otherwise determined in accordance with the plan. Upon vesting, each RSU entitles the director to receive one ordinary share of the Company. No shares will be issued to the director at the time of grant, and shares will only be delivered upon vesting and settlement of the RSUs. The RSUs and any shares issued upon settlement may be subject to additional restrictions, including transfer restrictions, as set forth in the Plan and the award agreement. The RSUs represent an unfunded and unsecured right to receive shares, and do not confer any shareholder rights prior to settlement.

Each Eligible Directors will be solely responsible for any tax obligations incurred by such Eligible Directors as a result of the compensation such Eligible Directors receives under this compensation terms.

No Eligible Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under the Plan) with values (based on their grant date fair value determined in accordance with U.S. GAAP), and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in any Fiscal Year, in the aggregate, exceed $168,000.

For details regarding the Company’s Incentive plan, see Item 6 and Appendix C.

Compensation Committee and Board Considerations

When discussing the proposed resolution, the Compensation Committee and the Board of Directors, inter alia, took into consideration:

a)
Alignment with Market Standards and Director Profile – The directors subject to this compensation approval bring extensive international business experience and seniority and are accustomed to compensation levels, including equity-based components, that are standard in global markets for directors of similar caliber. The proposed structure is designed to attract and retain such high-quality directors.

b)
Shareholder Composition and International Expectations - Following the recent capital raising, the Company’s shareholder base is now balanced between Israeli and American institutional investors. Feedback from U.S. institutional shareholders emphasized the importance of director compensation structures that address U.S. tax considerations and are aligned with U.S. market practices. The proposed model is consistent with these expectations and is designed to maintain investor confidence and support the Company’s share price and growth.

c)
Global Operations and Benchmarking - Although the Company is incorporated in Israel, a large part of its employees and management are based in the United States, and American shareholders play an increasingly significant role. The proposed compensation model is consistent with ISS guidelines and falls within the mid-range of international benchmarks. The Company has also received a benchmark analysis from Pay Governance, which is attached as Appendix B to this notice.

d)
The proposed compensation for the directors constitutes an exception to the Company’s current compensation policy as the current compensation policy does not address the type of compensation for directors. The Company intends to update its compensation policy in the future, to reflect, among other matters, the proposed change in compensation.

e)	The proposed compensation is appropriate, reasonable, and in the best interests of the Company.

All of the proposed directors will also be entitled to directors’ and officers’ liability insurance and to an indemnification and exculpation letter, as is customary for office holders in the Company and in accordance with the Company’s compensation policy.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, SUBJECT TO THE APPROVAL OF THE RE-ELECTION OF MR. AMIR HAREL AND THE ELECTION OF MR. EITAN OPPENHEIM, AND MS. SAGIT MANOR  – APPROVAL OF A  NEW COMPENSATION TERMS FOR EACH OF THEM, EFFECTIVE AS OF THE DATE OF THE SHAREHOLDERS’ MEETING APPROVAL, AS AN EXCEPTION TO THE COMPANY’S COMPENSATION POLICY”.

ITEM 5: APPROVAL OF THE GRANT OF A SPECIAL BONUS FOR THE COMPANY'S CHIEF FINANCIAL OFFICER, MR. EHUD BEN YAIR

The Companies Law requires that the terms of service and employment of a company’s officer reporting to the chief executive officer be approved by the company’s compensation committee, the board of directors and if the terms exceed the provisions of the Company’s compensation policy the compensation committee, board of directors and shareholders of the Company may, in special cases, approve a compensation terms, as set forth in Section 272(c)(2) or (2) of the Companies Law.

Mr. Ehud Ben-Yair was appointed as TAT's Chief Financial Officer in May 2018. Prior to joining TAT, Mr. Ben- Yair served as the Chief Financial Officer of SHL Telemedicine, a public company traded on the Swiss stock exchange (SIX- SHLTN) engaging in the field of digital health. Between 2012-2016, Mr. Ben Yair has served as the Chief Financial Officer of Opgal Optronics, a subsidiary of Elbit Systems (NASDAQ – ESLT), a company developing and manufacturing thermal imaging cameras for military and civilian aerospace markets. Prior to that, Mr. Ben- Yair has served for 8 years as the Chief Financial Officer of Orad Hi-Tech Systems, a public company traded on the AIM and German stock exchange (OHT), a company developing, manufacturing and selling proprietary hardware to TV stations and broadcasters. Mr. Ben Yair is a Certified Public Accountant and holds a B.A. in Economics and Accounting from the Ben-Gurion University in Israel.

It is proposed to approve the grant of an additional bonus to Mr. Ehud Ben-Yair, in an amount equal to four monthly salaries, also as an exception to the Company’s compensation policy, in recognition of his exceptional performance and critical role in the Company’s 2025 second quarter  successful comprehensive public offering. The offering included shares issued by the Company and shares sold by existing shareholders (FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership). Mr. Ben-Yair’s leadership, including his extensive involvement in investor presentations, due diligence coordination, and financial planning, was instrumental to its successful completion.

It should be noted that, in accordance with the Company’s compensation policy, the total amount of bonuses that may be granted to Mr. Ben-Yair shall not exceed seven monthly salaries.

It is proposed that the shareholders of the Company approve an additional four-month salary one-time special bonus for Mr. Ben-Yair in a total amount of $110,000 U.S. dollars in excess to the current compensation policy cap of seven month salary. This bonus exceeds the current compensation policy and is intended to recognize his exceptional efforts in driving the success of this important milestone.

 It should be clarified that, based on the expected results for 2025, Mr. Ben-Yair may receive a bonus up to the maximum cap set forth in the Company’s compensation policy.

Information Regarding Mr. Ben-Yair, CFO compensation for the year ended December 31, 2024 (Amounts in Thousands of US$)(1):

Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Ehud Ben-Yair, CFO	324	76	209	96	705

(1) All amounts reported in the table are in terms of cost and are presented in U.S. dollars.

(2) Cash compensation amounts denominated in currencies other than U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

(3) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4) Amounts reported in this column refer to variable compensation mainly bonus payments according to the company's incentive plan and were paid during 2024 in respect of performance related to fiscal year 2023 results and special bonus for the private placements was paid in 2024. These amounts do not include performance related to fiscal year 2024 and bonus payments made in 2024 for the fiscal year 2022.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 in connection with equity-based compensation granted to the Covered Executive.

Proforma Information Regarding Mr. Ben-Yair, CFO compensation for the year ended December 31, 2025 (Amounts in Thousands of US$)(1):

Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Ehud Ben-Yair, CFO	330	71.45	192.5	120.24	714.2

(1) All amounts reported in the table are in terms of cost.

(2) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites which are consistent with our guidelines. The amounts included in this column do not include the global expense reimbursement. Mr. Ehud Ben-Yair’s relocation entitled him a customary global relocation expense reimbursement which shall not exceed $30,000 annually.

(3) Amounts reported in this column refer to variable compensation, mainly bonus payments, under the Company’s incentive plan, as the Company expects will be reflected in its financial statements for the year ending December 31, 2025. The amounts was paid during 2025 in respect of performance related to fiscal year 2024 results and includes the $55K special approval. These amounts do not include the proposed grant payment equal to four (4) monthly base salaries, which is subject to shareholder approval.

(4) Amounts reported in this column represent the expense that the Company expects to record in its financial statements for the year ending December 31, 2025, in connection with equity-based compensation granted to the Covered Executive.

Compensation Committee and Board Considerations

When discussing the proposed resolution, the Compensation Committee and the Board of Directors, inter alia, took into consideration:

a)
The benefit inherent in the proposed resolution is expected to further enhance the motivation of the CFO to continue promoting the Company’s business activities for the benefit of the Company and its shareholders, especially in light of his central and proactive role in leading the several successful fundraising process which raised $45.4 million, managing all related financial aspects with exceptional dedication and professionalism.

b)
Granting an additional special bonus equal to four monthly salaries to Mr. Ehud Ben-Yair, the Company’s Chief Financial Officer, is reasonable and appropriate, aligned with market conditions and intended to support the Company’s objectives, work plan, and policies, while further aligning the CFO’s interests with those of the Company’s shareholders. The bonus is intended to recognize Mr. Ben-Yair’s extraordinary efforts in successfully coordinating and completing the Company’s 2025 second quarter  successful comprehensive public offering, overcoming significant market challenges in a volatile economic environment, and ensuring the achievement of the Company’s strategic goals, all while continuing to oversee the Company’s ongoing financial operations with excellence. This bonus grant was thoroughly reviewed and approved by the Compensation Committee and Board of Directors as an exception to the compensation policy, in accordance with Section 272(c)(2) of the Companies Law.

c)
The additional special bonus serves as an important retention tool for a key executive who has demonstrated consistent and significant performance since joining the Company in 2018. His leadership and commitment during the fundraising process were critical to its success and to the Company’s financial stability. His leadership in managing investor relations and financial planning were critical to securing favorable terms that enhanced shareholder value while maintaining prudent leverage ratios.

d)
The cost of the additional four-month salary bonus is justified in light of the significant financial benefits achieved as a result of the successful fundraising completed in June 2025 and the Company's overall performance. The Board of Directors and the Compensation Committee further notes that Mr. Ben-Yair'’s ongoing contribution to the Company’s financial management and growth continues to provide substantial value to the Company.

e)	The additional special bonus constitutes an exception to the Company’s current compensation policy.

f)	The additional special bonus is appropriate, reasonable, and in the best interests of the Company, and is not expected to have an adverse effect on labor relations within the Company.

Therefore, our Compensation Committee and our Board of Directors recommend that our shareholders vote “FOR" this resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE GRANT OF A SPECIAL BONUSE EQUIVALENT TO TWO MONTHLY SALARIES FOR MR. EHUD BEN-YAIR, THE CHIEF FINANCIAL OFFICER OF TAT, AS AN EXCEPTION TO THE COMPANY'S COMPENSATION POLICY.

ITEM 6: APPROVAL OF THE AMENDED AND RESTATED COMPANY'S 2012 AND 2022 STOCK OPTION PLANS.

As of this date, the Company has two existing Stock Option Plans: the 2012 Stock Option Plan and the 2022 Stock Option Plan. Both plans were filed as Exhibits to the Company's Registration Statements on Form S-8 with the Securities and Exchange Commission. The 2012 Stock Option Plan was filed as an Exhibit to the Registration Statement on Form S-8 (File No. 333-189758) on July 2 2013, and was most recently amended on November 13 2018 (File No. 333-228345). The 2022 Stock Option Plan was filed as an Exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-268906) on December 20, 2022, and was most recently amended on April 23, 2025 (File No. 333-286702).

It is proposed that the Company's shareholders approve the amended and restated versions of both the 2012 Stock Option Plan and the 2022 Stock Option Plan (together, the "Amended and Restated Incentive Plans"). Each of these plans has been updated and expanded to reflect the broadened scope of equity-based awards that may now be granted under the plans. Accordingly, the plans, previously known as the 2012 Stock Option Plan and the 2022 Stock Option Plan, have been renamed the 2012 Incentive Plan and the 2022 Incentive Plan, respectively, to reflect this broader scope.The proposed amendments are presented further to Resolution No. 4 regarding the proposed compensation for the new directors of the Company.

These amendments are intended to provide the Company with greater flexibility in structuring equity-based compensation, to better align the plans with current market practices and the evolving needs of the Company, and to support the Company’s ability to attract, retain and incentivize key employees, officers, directors and consultants.

The proposed amendments do not increase the total number of Ordinary Shares available for issuance under either plan. Additionally, under the proposed amendments to the 2012 Incentive Plan, the approval mechanism for changes to the plan is also being revised so that shareholder approval will no longer be required. instead, approvals will be made in accordance with the ICL.

The proposed Amended and Restated 2012 Incentive Plan and the Amended and Restated 2022 Incentive Plan, marked to show the proposed changes from the existing plans, are attached as Appendix C hereto.

Our Board of Directors recommends that you vote “FOR" this resolution.

 It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE AMENDED AND RESTATED COMPANY'S 2012 INCENTIVE PLAN AND 2022 INCENTIVE PLAN IN THE FORMS ATTACHED AS APPENDIX C HERETO".

ITEM 7: APPROVAL OF AN INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL, AMENDMENT OF THE ARTICLES OF ASSOCIATION TO REFLECT THIS CHANGE, AND AMENDMENT OF THE SECTION REGARDING EXTERNAL DIRECTORS.

Currently, The Company's authorized share capital consists of 15,000,000 Ordinary Shares with no par value per share.

In the Company’s view, including consideration of the currently exercisable options, the Company’s size, and in order to address the business and financial needs of the Company, including its ongoing business operations, the Company’s shareholders are requested to approve the increase of the registered share capital.

It is therefore proposed that the General Meeting of shareholders approve an amendment to the Company's Articles of Association to increase the authorized share capital of the Company by an additional 4,000,000 Ordinary Shares, bringing the total authorized share capital to 19,000,000 Ordinary Shares.

In addition, it is proposed to amend the Company’s Articles of Association to remove the provision requiring the appointment of external directors to the Board of Directors, as the Company has become a company without a controlling shareholder and, in accordance with the Companies Regulations (Reliefs for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel), 2000, is no longer subject to this requirement.

A marked-up version of the relevant section of the Articles of Association, showing the proposed changes compared to the current version, is attached as Appendix D hereto.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 "RESOLVED, TO APPROVE AN INCREASE IN THE COMPANY'S AUTHORIZED SHARE CAPITAL, AMENDMENT OF THE ARTICLES OF ASSOCIATION TO REFLECT THIS CHANGE, AND AMENDMENT OF THE SECTION REGARDING EXTERNAL DIRECTORS."

OTHER BUSINESS

The Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: September 29, 2025

APPENDIX A
DECLARATIONS

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:	The date of the Annual General meeting of Shareholders

Name of Candidate	Amos	Malka
	First name	Surname

Name in English	Amos	Malka
(according to passport)	First name	Surname

ID No. 051760007

Date of birth:	24/01/1953	Nationality:	Israel

My address:	Shaul Hamelech	Tel-Aviv	6473301
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☐   Eligible to serve as a Director with accounting and financial expertise;

☒   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒   I am not a relative of the Company's controlling person.

☒   At the time of the appointment or during the preceding two years I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.
 ___________________________
1  Please tick all relevant boxes.
2  Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒   My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒   I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒   I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☐   I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☒   I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity, are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

H.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I was elected as the Chairman of the Board of Directors in June 2016.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

10/9/2025 Date	/s/ Amos Malka Signature
 ___________________________
3 Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

       Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate	Igal	Zamir
	First name	Surname

Name in English	Igal	Zamir
(according to passport)	First name	Surname

ID No. 022128136

Date of birth:	18/11/1965	Nationality:	Israel

My address:	5925 Creola Road	Charlotte, NC USA	28270
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the Proxy Statement for the Annual General Meeting, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒   Eligible to serve as a Director with accounting and financial expertise;

☐   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	My holdings of Securities of the Company, its Held Company[2], if its activity is material for the Company's activity, are as follows: none

F.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

G.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I am the Company' CEO.

H.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: no

I.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

30/8/2025 Date	/s/ Igal Zamir Signature
_____________________________
1 Please tick all relevant boxes.
2 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

The undersigned, a candidate to serve as an Independent Director (within the meaning of Israel’s Companies Law, 5759-1999 (the “Law”)) and/or an External Director (within the meaning of the Law) and/or a nominee for the position of Independent Director and/or External Director of TAT Technologies Ltd., an Israeli company whose shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange Ltd. (the “Company”), hereby confirms as follows:

Date of appointment:	As of the date of approval by the Shareholders' Meeting

Name of Candidate	Ronnie	Meninger
	First name	Surname

Name in English	Ronnie	Meninger
(according to passport)	First name	Surname

ID No. 54484860

Date of birth:	September 28, 1956	Nationality:	Israeli

My address:	21 Habesor St.	Meita	85025
	Street	Town	Zip code

Gender Identity:	Female

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒   Eligible to serve as a Director with accounting and financial expertise;

☐   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	I am a citizen of Israel and a resident of Israel. (Please indicate all citizenships and residencies.)

F.	For the purpose of considering whether you are an independent director according to the Nasdaq rules, I declare as follows:

1.
I am not a relative (as defined below) of a controlling shareholder of the Company, and neither I nor any of my relatives, partners, employers, supervisors or entities under my control, have or had since January 1, 2022 any affiliation (as defined below) with the Company or with a controlling shareholder of the Company or relatives of a controlling shareholder of the Company, or with the Chairman of the Company’s Board of Directors, Chief Executive Officer or Chief Financial Officer or with a shareholder holding 5% or more of the Company’s outstanding share capital or voting power.

For purposes of this Certification, a “relative” shall mean a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing; and the term “affiliation” shall mean (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control, or (iv) service as an office holder.

2.
Since January 1, 2022, neither I nor any of my family members, partners (if any), employers (if any), or corporations which are owned by me (if any), have had an employment relationship, any kind of business relationship, or served as an office holder of the Company (other than a director) or any parent or subsidiary of the Company, or any controlling shareholder of the Company or affiliate thereof;

3.
Since January 1, 2022, neither I nor any person who is my family member has accepted any compensation in excess of $120,000 from the Company or any subsidiary of the Company during any 12 consecutive month period, other than as director fee;

4.
Neither I nor any person who is my family member is a partner in, or controlling shareholder or executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services since January 1, 2022, that exceed the greater of (a) 5% of the recipient’s consolidated gross revenues for that year or (b) $200,000;

___________________________
1 Please tick all relevant boxes.

5.
Neither I nor any person who is my family member is employed as an executive officer of another entity where at any time since January 1, 2022, any of the executive officers of the Company serve or served on the compensation committee of such other entity;

6.
Neither I nor any person who is my family member is a current partner, or was a former partner or employee, of Kesselman & Kesselman (a member of PwC Global) who worked on the Company’s audit during the past three years.

For the purposes of this section F:

(i)	“Family member” shall mean a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

(ii)
“Executive officer” shall mean a president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s parent(s) or subsidiaries should be considered officers of the Company if they perform such policy-making functions for the Company.

G.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒   I am not a relative of the Company's controlling person.

☒   At the time of the appointment or during the preceding two years I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.
 ___________________________
2 Please tick all relevant boxes.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒   My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒   I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒   I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒   I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐   I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

H.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: NONE

I.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

 ___________________________
3 Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

J.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: NONE

K.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: NONE

L.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

10/9/2025 Date	/s/ Ronnie Meninger Signature

Director Eligibility Declaration

The undersigned, a candidate to serve as an Independent Director (within the meaning of Israel’s Companies Law, 5759-1999 (the “Law”)) and/or an External Director (within the meaning of the Law) and/or a nominee for the position of Independent Director and/or External Director of TAT Technologies Ltd., an Israeli company whose shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange Ltd. (the “Company”), hereby confirms as follows:

Date of appointment:	As of the date of approval by the Shareholders' Meeting

Name of Candidate	Amir	Harel
	First name	Surname

Name in English	Amir	Harel
(according to passport)	First name	Surname

ID No. 057306136

Date of birth:	10/8/1961	Nationality:	Israeli

My address:	6 Hatzolelet Dakar st	haifa	3486211
	Street	Town	Zip code

Gender Identity:	Male

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒   Eligible to serve as a Director with accounting and financial expertise;

☒   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	I am a citizen of Israel and a resident of Israel. (Please indicate all citizenships and residencies.)

F.	For the purpose of considering whether you are an independent director according to the Nasdaq rules, I declare as follows:

1.
I am not a relative (as defined below) of a controlling shareholder of the Company, and neither I nor any of my relatives, partners, employers, supervisors or entities under my control, have or had since January 1, 2022 any affiliation (as defined below) with the Company or with a controlling shareholder of the Company or relatives of a controlling shareholder of the Company, or with the Chairman of the Company’s Board of Directors, Chief Executive Officer or Chief Financial Officer or with a shareholder holding 5% or more of the Company’s outstanding share capital or voting power.

For purposes of this Certification, a “relative” shall mean a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing; and the term “affiliation” shall mean (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control, or (iv) service as an office holder.

2.
Since January 1, 2022, neither I nor any of my family members, partners (if any), employers (if any), or corporations which are owned by me (if any), have had an employment relationship, any kind of business relationship, or served as an office holder of the Company (other than a director) or any parent or subsidiary of the Company, or any controlling shareholder of the Company or affiliate thereof;

3.
Since January 1, 2022, neither I nor any person who is my family member has accepted any compensation in excess of $120,000 from the Company or any subsidiary of the Company during any 12 consecutive month period, other than as director fee;

4.
Neither I nor any person who is my family member is a partner in, or controlling shareholder or executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services since January 1, 2022, that exceed the greater of (a) 5% of the recipient’s consolidated gross revenues for that year or (b) $200,000;

 _________________________
1 Please tick all relevant boxes.

5.
Neither I nor any person who is my family member is employed as an executive officer of another entity where at any time since January 1, 2022, any of the executive officers of the Company serve or served on the compensation committee of such other entity;

6.
Neither I nor any person who is my family member is a current partner, or was a former partner or employee, of Kesselman & Kesselman (a member of PwC Global) who worked on the Company’s audit during the past three years.

For the purposes of this section F:

(i)	“Family member” shall mean a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

(ii)
“Executive officer” shall mean a president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s parent(s) or subsidiaries should be considered officers of the Company if they perform such policy-making functions for the Company.

G.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒   I am not a relative of the Company's controlling person.

☒   At the time of the appointment or during the preceding two years I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.
_________________________
2 Please tick all relevant boxes.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒   My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒   I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒   I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒   I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐   I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

H.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: NO

I.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

___________________________
3 Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

J.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: NO

K.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: NO

L.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

14/7/2025 Date	/s/ Amir Harel Signature

Director Eligibility Declaration

The undersigned, a candidate to serve as an Independent Director (within the meaning of Israel’s Companies Law, 5759-1999 (the “Law”)) and/or an External Director (within the meaning of the Law) and/or a nominee for the position of Independent Director and/or External Director of TAT Technologies Ltd., an Israeli company whose shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange Ltd. (the “Company”), hereby confirms as follows:

Date of appointment:	As of the date of approval by the Shareholders' Meeting

Name of Candidate	Eitan	Oppenhaim
	First name	Surname

Name in English	Eitan	Oppenhaim
(according to passport)	First name	Surname

ID No. 059646695

Date of birth:	31/7/1965	Nationality:	Israeli

My address:	4A Hamapilim St.	Ramat Hasharon	0447215
	Street	Town	Zip code

Gender Identity:	Male

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☐   Eligible to serve as a Director with accounting and financial expertise;

☒   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	I am a citizen of Israel and a resident of Israel. (Please indicate all citizenships and residencies.)

F.	For the purpose of considering whether you are an independent director according to the Nasdaq rules, I declare as follows:

1.
I am not a relative (as defined below) of a controlling shareholder of the Company, and neither I nor any of my relatives, partners, employers, supervisors or entities under my control, have or had since January 1, 2022 any affiliation (as defined below) with the Company or with a controlling shareholder of the Company or relatives of a controlling shareholder of the Company, or with the Chairman of the Company’s Board of Directors, Chief Executive Officer or Chief Financial Officer or with a shareholder holding 5% or more of the Company’s outstanding share capital or voting power.

For purposes of this Certification, a “relative” shall mean a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing; and the term “affiliation” shall mean (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control, or (iv) service as an office holder.

2.
Since January 1, 2022, neither I nor any of my family members, partners (if any), employers (if any), or corporations which are owned by me (if any), have had an employment relationship, any kind of business relationship, or served as an office holder of the Company (other than a director) or any parent or subsidiary of the Company, or any controlling shareholder of the Company or affiliate thereof;

3.
Since January 1, 2022, neither I nor any person who is my family member has accepted any compensation in excess of $120,000 from the Company or any subsidiary of the Company during any 12 consecutive month period, other than as director fee;

4.
Neither I nor any person who is my family member is a partner in, or controlling shareholder or executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services since January 1, 2022, that exceed the greater of (a) 5% of the recipient’s consolidated gross revenues for that year or (b) $200,000;

 __________________________
1 Please tick all relevant boxes.

5.
Neither I nor any person who is my family member is employed as an executive officer of another entity where at any time since January 1, 2022, any of the executive officers of the Company serve or served on the compensation committee of such other entity;

6.
Neither I nor any person who is my family member is a current partner, or was a former partner or employee, of Kesselman & Kesselman (a member of PwC Global) who worked on the Company’s audit during the past three years.

For the purposes of this section F:

(i)	“Family member” shall mean a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

(ii)
“Executive officer” shall mean a president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s parent(s) or subsidiaries should be considered officers of the Company if they perform such policy-making functions for the Company.

G.	For the purpose of considering whether you are an independent director, I declare as follows2:

☒   I am not a relative of the Company's controlling person.

☒   At the time of the appointment or during the preceding two years I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.
 __________________________
2 Please tick all relevant boxes.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒   My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒   I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒   I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒   I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐   I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

H.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: NO

I.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

____________________________
3 Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

J.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: NO

K.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: NO

L.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

26/8/2025 Date	/s/ Eitan Oppenhaim Signature

Director Eligibility Declaration

The undersigned, a candidate to serve as an Independent Director (within the meaning of Israel’s Companies Law, 5759-1999 (the “Law”)) and/or an External Director (within the meaning of the Law) and/or a nominee for the position of Independent Director and/or External Director of TAT Technologies Ltd., an Israeli company whose shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange Ltd. (the “Company”), hereby confirms as follows:

Date of appointment:	As of the date of approval by the Shareholders' Meeting

Name of Candidate	Sagit	Manor
	First name	Surname

Name in English	Sagit	Manor
(according to passport)	First name	Surname

ID No. Israel ID 029331766 American Passport A52999374

Date of birth:	1/5/1972	Nationality:	Israeli, American

My address:	1678 Bonita	Mountain View CA	94040
	Street	Town	Zip code

Gender Identity:	Female

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered, at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒   Eligible to serve as a Director with accounting and financial expertise;

☐   Eligible to serve as a Professionally Eligible Director;

☐   None of the above;

E.	I am a citizen of United States and Israel and a resident of United States. (Please indicate all citizenships and residencies.)

F.	For the purpose of considering whether you are an independent director according to the Nasdaq rules, I declare as follows:

1.
I am not a relative (as defined below) of a controlling shareholder of the Company, and neither I nor any of my relatives, partners, employers, supervisors or entities under my control, have or had since January 1, 2022 any affiliation (as defined below) with the Company or with a controlling shareholder of the Company or relatives of a controlling shareholder of the Company, or with the Chairman of the Company’s Board of Directors, Chief Executive Officer or Chief Financial Officer or with a shareholder holding 5% or more of the Company’s outstanding share capital or voting power.

For purposes of this Certification, a “relative” shall mean a spouse, sibling, parent, grandparent or descendent, or a spouse’s descendant, sibling or parent or the spouse of any of the foregoing; and the term “affiliation” shall mean (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control, or (iv) service as an office holder.

2.
Since January 1, 2022, neither I nor any of my family members, partners (if any), employers (if any), or corporations which are owned by me (if any), have had an employment relationship, any kind of business relationship, or served as an office holder of the Company (other than a director) or any parent or subsidiary of the Company, or any controlling shareholder of the Company or affiliate thereof;

3.
Since January 1, 2022, neither I nor any person who is my family member has accepted any compensation in excess of $120,000 from the Company or any subsidiary of the Company during any 12 consecutive month period, other than as director fee;

4.
Neither I nor any person who is my family member is a partner in, or controlling shareholder or executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services since January 1, 2022, that exceed the greater of (a) 5% of the recipient’s consolidated gross revenues for that year or (b) $200,000;

 __________________________
1 Please tick all relevant boxes.

5.
Neither I nor any person who is my family member is employed as an executive officer of another entity where at any time since January 1, 2022, any of the executive officers of the Company serve or served on the compensation committee of such other entity;

6.
Neither I nor any person who is my family member is a current partner, or was a former partner or employee, of Kesselman & Kesselman (a member of PwC Global) who worked on the Company’s audit during the past three years.

For the purposes of this section F:

(i)	“Family member” shall mean a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

(ii)
“Executive officer” shall mean a president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s parent(s) or subsidiaries should be considered officers of the Company if they perform such policy-making functions for the Company.

G.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒   I am not a relative of the Company's controlling person.

☒   At the time of the appointment or during the preceding two years I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;
 _________________________
2 Please tick all relevant boxes.

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒  My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒  I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒   I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒   I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐   I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

H.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity, are as follows: NO

 ____________________________
3 Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate" - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

I.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

J.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: NO

K.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: NO

L.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

8/9/2025 Date	/s/ Sagit Manor Signature

APPENDIX B
BENCHMARK ANALYSIS BY PAY GOVERNANCE

Pay Governance ® Advisory Services to Compensation Committees

TAT Technologies Ltd.

Board of Directors Compensation Market Review

September 19, 2025

©2025 Pay  Governance LLC.  All rights reserved. Proprietary and Confidential. For Pay Governance LLC client use only.

Introduction

Introduction

•
Pay Governance was retained by TAT Technologies to assess and develop a US-based Director Compensation program. We analyzed the elements of Board pay among TAT’s peer group that was approved in January 2025 and used to assess executive compensation. Our Board pay assessment focuses on:

—	Board retainer

—	Committee member retainers

—	Board Chair and Committee Chair supplemental compensation

—	Equity award levels and design details

—	Other director pay-related features

•
For discussion purposes, we suggest aligning board of director fees to approximate peer group median. In addition, while not uniformly adopted by all peers, TAT may consider adoption of director compensation limits and share ownership requirements

•	We suggest the following director pay program elements for TAT’s consideration:

—	Board Member Cash Retainer	$55,000

—	Committee Chair Fee: Audit / Comp / Nom & Gov	$20,000 / $15,000 / $10,000

—	Committee Member Fee: Audit / Comp / Nom & Gov	$10,000 / $7,500 / $5,000

—	Value of Annual Equity Granted	$80,000

•	Awarded as Restricted Stock Units (RSUs)

•	RSUs vest after 1 year

—	Consider adopting director stock ownership policy if/when a policy is developed for executives

—	Review director limit policy with legal counsel when making changes to equity incentive plan

©2025 Pay Governance LLC.	B - 3

Summary Results

Peer Median “Typical Director” Cash Compensation is $75,000
and Median Value of Annual Equity is $80,000

•
For discussion purposes, we suggest aligning board of director fees at peer group median. If TAT aligns each pay element at median, total cash compensation for a typical director1 would be $80,000 and the annual value of equity granted would also be $80,000

Cash Compensation	Prevalence (% of peers)	Peer 25th Percentile	Peer 50th Percentile	Peer 75th Percentile	TAT Proposed
Board Member Cash Retainer	94%	$43,750	$55,000	$73,875	$55,000
Chair: Audit Committee	82%	$17,125	$20,000	$20,000	$20,000
Chair: Comp Committee	82%	$13,125	$15,000	$18,075	$15,000
Chair: Nom/Gov Committee	82%	$6,250	$11,750	$15,000	$10,000
Member: Audit Committee	59%	$7,350	$10,000	$10,000	$10,000
Member: Comp Committee	59%	$6,250	$7,400	$8,625	$7,500
Member: Nom/Gov Committee	59%	$5,000	$5,500	$7,450	$5,000
“Typical Director” Cash Comp[1]	100%	$62,000	$75,000	$90,000	$80,000

Equity	Prevalence (% of peers)	Peer 25th Percentile	Peer 50th Percentile	Peer 75th Percentile	TAT Proposed
Value of Annual Equity Granted	94%	$60,000	$80,000	$121,433	$80,000

Pay Mix	Peer Average % Cash	Peer Average % Equity	TAT Proposed % Cash	TAT Proposed % Equity
% of “Typical Director” Total Pay	47%	53%	50%	50%

Notes:
1 Equals Board Member Retainer + Chair: Compensation Committee + Member: Audit Committee

©2025 Pay Governance LLC.	B - 4

Typical Director Total Comp

As proposed, TAT’s “Typical Director” total
compensation would be at the 61st percentile of the peer group

•
As proposed, each pay element aligns with peer median, but the resulting total compensation is 12% above the median. However, since Board pay is typically adjusted every 2 or 3 years, it is acceptable to initially be moderately above market

		Committee Member: Additional Cash/Equity			Committee Chair: Additional Cash/Equity				Total: Typical Director
Peer Company	Board Cash Retainer	Audit	Compensation	Gov/Nom	Audit	Compensation	Gov/Nom	Annual Equity Value
Company 1	$75,000	$10,000	$7,000	$5,000	$17,500	$15,000	$10,000	$125,000	$225,000
Company 2	$35,000	$12,000	$9,000	$6,000	$20,000	$15,000	$10,000	$50,000	$112,000
Company 3	$40,000							$12,500	$52,500
Company 4	$55,000				$10,000	$7,500	$5,000	$80,000	$142,500
Company 5	$40,000				$40,000	$25,000	$20,000	$60,000	$125,000
Company 6		$6,000	$10,500	$3,000	$16,000	$18,000	$5,000	$70,000	$94,000
Company 7	$50,000	$10,000	$7,500	$7,500	$20,000	$15,000	$15,000	$115,000	$190,000
Company 8	$55,000	$10,000	$7,500	$7,500	$20,000	$15,000	$15,000	$200,000	$280,000
Company 9	$100,000							$500,000	$600,000
Company 10	$60,000				$20,000	$15,500	$13,500	$75,000	$150,500
Company 11	$82,000							$43,327	$125,327
Company 12	$75,000	$15,000	$10,000	$7,500	$30,000	$20,000	$15,000	$125,000	$235,000
Company 13	$28,000	$10,000	$3,000	$2,000	$20,000	$3,000	$4,000	$121,433	$162,433
Company 14	$70,000				$20,000	$20,000	$20,000	$95,000	$185,000
Company 15	$73,500	$7,300	$7,300	$7,300	$18,100	$18,100	$18,100	$0	$98,900
Company 16	$45,000	$5,000	$5,000	$5,000	$17,000	$12,500	$10,000	$80,000	$142,500
Company 17	$45,000	$7,500	$6,000	$5,000	$10,000	$7,500	$5,000	$75,000	$135,000

25th Percentile	$43,750	$7,350	$6,250	$5,000	$17,125	$13,125	$6,250	$60,000	$125,000
50th Percentile	$55,000	$10,000	$7,400	$5,500	$20,000	$15,000	$11,750	$80,000	$142,500
75th Percentile	$73,875	$10,000	$8,625	$7,450	$20,000	$18,075	$15,000	$121,433	$190,000

As Proposed	$55,000	$10,000	$7,500	$5,000	$20,000	$15,000	$10,000	$80,000	$160,000
Percentile Rank vs. Peers	50%	50%	56%	22%	50%	50%	31%	50%	61%

Note:
Assumes typical director is Chair of Compensation Committee and member of Audit Committee Summary statistics are individually arrayed and therefore not additive.

©2025 Pay Governance LLC.	B - 5

APPENDIX C
AMENDED AND RESTATED COMPANY'S 2012 AND 2022 INCENTIVE PLANS

TAT TECHNOLOGIES LTD.

__________________________

2012 INCENTIVE PLAN

__________________________

ARTICLE I
PURPOSE; TYPES OF AWARDS; CONSTRUCTION

1.1          Purpose. The purpose of this Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Employees, Consultants and Non‑Employee Directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders.

1.2          Types of Awards. This Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(a)          Awards to be granted to Participants who are deemed to be residents of the State of Israel for purposes of taxation, pursuant and subject to the provisions of Section 102 of the Ordinance, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by ITA (such Awards, “102 Stock Options”). 102 Stock Options may either be granted to a Trustee or without a trustee;

(b)          “Incentive Stock Options” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Participants who are deemed to be residents of the United States for purposes of taxation;

(c)          Performance Share Unit Awards; and

(d)          Restricted Share Awards and Restricted Share Unit Awards.

~~(b)           and~~

1.3          Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Participant, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

ARTICLE II
DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1          “102 Award” means any Award granted pursuant to Section 102 and other rulings, procedures and clarifications promulgated thereunder or issued by the ITA.

~~2.1~~ 2.2          “102 Stock Options” has the meaning set forth for such term in Section 1.2(a).

~~2.2~~ 2.3          “Acquisition Event” means a merger, reorganization, consolidation or a similar event in which the Company is not the surviving entity, any transaction that results in the acquisition of all or substantially all of the Company’s outstanding Ordinary Shares by a single person or entity or by a group of persons and/or entities acting in concert, or the sale or transfer of all or substantially all of the Company’s assets.

~~2.3~~ 2.4          “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; and (f) for the purpose of 102 Stock Options, also an “Employing Company” within the meaning of section 102(a) of the Ordinance.

~~2.4~~ 2.5          “Award” means any award under this Plan.  All Awards shall be granted by, confirmed by, and subject to the terms of an Award Agreement.

~~2.5~~ 2.6          “Award Agreement” means the written agreement executed by the Company and the Participant setting forth terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

~~2.6~~ 2.7          “Board” means the Board of Directors of the Company.

~~2.7~~ 2.8          “Cause” means, unless otherwise defined by the Participant’s Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) a Participant’s conviction of, or plea of guilty or nolo contendere to, a felony, or any other criminal act which impairs the Participant’s ability to perform his or her duties; (ii) perpetration by a Participant of an illegal act, dishonesty, or fraud; (iii) a Participant’s insubordination, or refusal to perform his or her duties or responsibilities for any reason other than (to the ~~extent~~extend due to) illness, unlawful instructions or incapacity; (iv) continuing willful and deliberate failure by the Participant to perform the Participant’s duties in any material respect, provided that the Participant is given notice and an opportunity to effectuate a cure as determined by the Committee; or (v) a Participant’s willful misconduct with regard to the Company that could have a material adverse effect on the Company; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter.  With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Israeli law.

~~2.8~~ 2.9          “Change in Control” has the meaning set forth in Section 7.2.

~~2.9~~ 2.10          “Change in Control Price” has the meaning set forth in Section 7.1.

~~2.10~~ 2.11          “Code” means the United States Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

~~2.11~~ 2.12          “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of the applicable law. Subject to the aforesaid, such committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a “non-employee director” as defined in Rule 16b-3; (ii) to the extent required by Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code; and (iii) an “independent director” as defined under applicable stock exchange rules.  To the extent that no Committee exists that has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board.  If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code or any other regulation set by the applicable law, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

~~2.12~~ 2.13          “Company” means TAT Technologies Ltd., an Israeli corporation, and its successors by operation of law.

~~2.13~~ 2.14          “Companies Law” means the Israel Companies Law, 5799-1999 and the regulations promulgated thereunder, all as amended from time to time.

~~2.14~~ 2.15          “Consultant” means any natural person who provides bona fide consulting or advisory services to the Company or its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

~~2.15~~ 2.16          “Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliates, or the use in any manner other than in the furtherance of the Company’s or its Affiliate’s business, without written authorization from the Chief Executive Officer of the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates that is acquired by a Participant prior to the Participant’s Termination; (b) any activity while employed or performing services that results, or if known could result, in the Participant’s Termination that is classified by the Company as a termination for Cause; (c) the Participant’s Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; or (d) breach of any agreement between the Participant and the Company or an Affiliate (including, without limitation, any employment agreement or noncompetition or nonsolicitation agreement).  If it is determined by a court of competent jurisdiction that any provision in this Plan in respect of Detrimental Activities is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

~~2.16~~ 2.17          “Disability” means: (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than (a) 12 months with respect to  ~~all~~Incentive Stock Options ~~(other than with respect to Non-Qualified Stock Options)~~ and (b) 3 months with respect to Non-Qualified Stock Options, as determined by a medical doctor satisfactory to the Committee; or, if applicable, (ii) a permanent and total disability as defined in Section 22(e)(3) of the Code.  A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) of the Code.

~~2.17~~ 2.18          “Disparagement” means making comments or statements to the press, the Company’s or its Affiliates’ employees, consultants or any individual or entity with whom the Company or its Affiliates has a business relationship which could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects); or (b) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees

~~2.18~~ 2.19          “Disqualifying Disposition” has the meaning set forth for such term in Section 6.3   (m) .

~~2.19~~ 2.20          “Eligible Employee” means any person, including an officer or director, who (i) is in the employ of the Company or any Affiliate. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, hereunder as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination. The payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company; (ii) is included in the term “employee” under rule 701 of the Securities Act of 1933 and for the purposes of Section 422 of the Code, and (iii) when related to the award of 102 Stock Options, is included in the term “employee” as such term is defined in Section 102 of the Ordinance, including an Office Holder (as such term is defined in the Companies  Law) of the Company or any Subsidiary, except for such persons that are deemed to be a “Controlling  Shareholder” under  Section  32(9) of the Ordinance.

~~2.20~~ 2.21          “Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

~~2.21~~ 2.22          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

~~2.22~~ 2.23          “Exercise Price” shall mean the exercise price for each Share covered by an Award, which shall (notwithstanding Section 4.2(b)) not be lower than the nominal value of the Share at the time of exercise.

~~2.23~~ 2.24          “Fair Market Value” means, unless otherwise required by any applicable provision of the Code (or any regulations issued thereunder) or the Ordinance, as may be applicable, as of any date and except as provided below, the closing price reported for the Ordinary Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded; or (b) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority (or such other source the Committee deems reliable) or if the Ordinary Shares shall not have been reported or quoted on such date, on the first day prior thereto on which the Ordinary Shares were reported or quoted.  If the Ordinary Shares are not traded, listed or otherwise reported or quoted, then Fair Market Value means the fair market value of the Ordinary Shares as determined by the Committee in good faith in whatever manner it considers appropriate taking into account the requirements of Section 422 of the Code or Section 409A of the Code, as applicable as of the date of grant ,provided that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted.  For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

~~2.24~~ 2.25          “Family Member” means “family member” as defined in Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.25~~ 2.26          “Incentive Stock Option” or “ISO” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parent (if any) under this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

~~2.26~~ 2.27          “ITA” means the Israel Tax Authority.

~~2.27~~ 2.28          “Non-Employee Director” means a director of the Company who is not an employee of the Company or an Affiliate.

~~2.28~~ 2.29          “Non-Qualified Stock Option” or “NQSO” means any Stock Option awarded under this Plan that is not an Incentive Stock Option.

~~2.29~~ 2.30          “Ordinance” means the Israel Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

~~2.30~~ 2.31          “Ordinary Shares” or “Shares” means the Ordinary Shares, no par value ~~NIS 0.90 per share, of the Company~~ (or any other value, as amended).

~~2.31~~ 2.32          “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.32~~ 2.33          “Participant” means an Eligible Employee, Non-Employee Director or Consultant to whom an Award has been granted pursuant to this Plan.

~~2.33~~ 2.34          “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, incorporated organization, governmental or regulatory or other entity.

~~2.34~~ 2.35          “Plan” means this TAT Technologies Ltd 2012 Stock Option Plan, as amended from time to time.

~~2.35~~ 2.36          “Retirement”  means a voluntary Termination of Employment or Termination of Consultancy at or after age 65 or such earlier date after age 50 as may be approved by the Committee, in its sole discretion, with respect to such Participant at the time of grant, or thereafter provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, except that Retirement shall not include any involuntary Termination of Employment or Termination of Consultancy by the Company or an Affiliate for any reason with or without Cause.  With respect to a Participant’s Termination of Directorship, Retirement means the failure to stand for reelection or the failure to be reelected on or after a Participant has attained age 65 or, with the consent of the Board, provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, before age 65 but after age 50.

~~2.36~~ 2.37          “Rules” has the meaning set forth for such term in Section 1.2(a).    “Rule 16b-3” means Rule 16b‑3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.“Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

~~2.37~~ 2.38          “Section 102” means section 102 of the Ordinance.

~~2.38~~ 2.39          “Section 162(m) of the Code”  means the exception for performance-based compensation under Section 162(m) of the Code and any applicable Treasury regulations thereunder.

~~2.39~~ 2.40          “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable Treasury regulations thereunder.

~~2.40~~ 2.41          “Stock Option” or “Option” means any option to purchase Ordinary Shares granted to Eligible Employees, Non-Employee Directors or Consultants pursuant to Article VI.

~~2.41~~ 2.42          “Subsidiary” means any subsidiary corporation of the Company which now exists or is hereafter organized or acquired by the Company within the meaning of Section 424(f) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.42~~ 2.43          “Ten Percent Stockholder” means a Participant owning, at the time the Option is granted to the Participant, more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent within the meaning of Section 422(b)(6) of the Code.

~~2.43~~ 2.44          “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

~~2.44~~ 2.45          “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that a Consultant becomes an Eligible Employee or a Non‑Employee Director upon the termination of his or her consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non‑Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Consultancy in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

~~2.45~~ 2.46          “Termination of Directorship” means that the Non‑Employee Director has ceased to be a director of the Company; except that if a Non‑Employee Director becomes an Eligible Employee or a Consultant upon the termination of his or her directorship, his or her ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

~~2.46~~ 2.47          “Termination of Employment” means: (a) a termination of employment (for reasons other than a personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that an Eligible Employee becomes a Consultant or a Non‑Employee Director upon the termination of his or her employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non‑Employee Director. Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

~~2.47~~ 2.48          “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in a Person), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in a Person) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

~~2.48~~ 2.49          “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Stock Options, approved by ITA), if so appointed.

ARTICLE III
ADMINISTRATION

3.1          The Committee.  This Plan shall be administered and interpreted by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2          Grants of Awards.  The Committee shall have full authority to grant Awards, pursuant to the terms of this Plan, to Eligible Employees, Consultants and Non-Employee Directors.  In particular, the Committee shall have the authority:

(a)          to select the Eligible Employees, Consultants and Non-Employee Directors to whom Awards may from time to time be granted hereunder;

(b)          to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants or Non-Employee Directors;

(c)          to determine the number of Ordinary Shares to be covered by each Award granted hereunder;

(d)          to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Ordinary Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)          to determine whether and under what circumstances ~~a Stock Option~~an Award may be settled in cash, and/or Ordinary Shares; ~~under Section 6.4(d);~~

(f)          to determine whether a Stock Option is an Incentive Stock Option or Non‑Qualified Stock Option;

(g)          to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(h)          to set the performance criteria with respect to any Award for which the grant, vesting or payment of such Award is conditioned upon the attainment of specified performance criteria and to certify the attainment of any such performance criteria; and

(i)          generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of this Plan.

3.3          Guidelines.  Subject to Article VIII hereof, the Committee shall, in its sole discretion, have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan.  The Committee may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan; provided, that with regard to any provision of this Plan or any agreement relating thereto that is intended to comply with Section 162(m) of the Code or Section 102 of the Ordinance as may be applicable, any such action by the Committee shall be permitted only to the extent such action would be permitted under Section 162(m) of the Code or Section 102 of the Ordinance, as may be applicable.  The Committee may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.  This Plan is intended to comply with the applicable requirements of Section 102 of the Ordinance and/or Rule 16b-3 and with respect to Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code and this Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4          Decisions Final.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5          Procedures.  If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by the Companies Law or any other applicable law.  A majority of the Committee members shall constitute a quorum.  All determinations of the Committee shall be made by a majority of its members.  Any decision or determination reduced to writing and signed by all the Committee members, shall be fully effective as if it had been made by a vote at a meeting duly called and held.  The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6          Designation of Consultants/Liability.

(a)          The Committee may, in its sole discretion, designate employees of the Company and professional advisors to assist the Committee in the administration of this Plan.

(b)          The Committee may, in its sole discretion, employ such legal counsel, consultants and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.  Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company.  The Committee, its members and any person designated pursuant to subsection (a) above shall not be liable for any action or determination made in good faith with respect to this Plan.  To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

3.7          Indemnification.  To the maximum extent permitted by applicable law and the Articles of Association of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s fraud.  Such indemnification shall be in addition to any rights of indemnification the officers, employees, directors or members or former officers, employees, directors or members may have under applicable law, under the Articles of Association of the Company or any Affiliate.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

ARTICLE IV
SHARE LIMITATION

4.1          Shares

(a)          The initial aggregate number of Ordinary Shares with respect to which Awards may be granted under this Plan shall not exceed 980,000 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for the treasury of the Company, or both. If any ~~Stock Option~~Award granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Ordinary Shares underlying any such unexercised and expired or terminated Award shall again be available for the purpose of Awards under this Plan.  The number of Ordinary Shares available for the purpose of Awards under this Plan shall be reduced by (i) the total number of Awards exercised, regardless of whether any of the Ordinary Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any Ordinary Shares used to pay any exercise price or tax withholding obligation with respect to any Award.  In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase Ordinary Shares on the open market for reuse under this Plan.

4.2          Changes.

(a)          The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Ordinary Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)          Subject to the provisions of Section 4.2(g), in the event of any such change in the capital structure or business of the Company by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation, spin‑off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase any Ordinary Shares or securities convertible into Ordinary Shares, any sale or transfer of all or part of the Company’s assets or business, or any other corporate transaction or event having an effect similar to any of the foregoing and effected without receipt of consideration by the Company, then the Committee shall, subject to applicable law and stock exchange regulations, make such adjustments consistent with such change in such manner as the Committee deems equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan, to the aggregate number and kind of shares that thereafter may be issued under this Plan, and the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award and the purchase price thereof and the numerical Share limits in Section 4.1 of the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.  Except as provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no rights by reason of any issuance by the Company of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company’s assets or business or any other change affecting the Company’s capital structure or business.

(c)          Fractional Ordinary Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half, unless and to the extent another rounding method is required by applicable law or stock exchange regulations.  No cash settlements shall be made with respect to fractional shares eliminated by rounding.  Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

(d)          Should the Company declare a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of the amendment to this Plan ~~dated August 30, 2018~~, unless the Committee otherwise determines, subject to applicable law and stock exchange regulations, the Exercise Price shall be reduced in the amount equal to the cash dividend per Share ~~(subject to stock splits, reverse stock split, distribution of bonus shares or any similar event)~~ distributed by the Company.

(e)          To the extent required by applicable stock exchange regulations, no Award shall be exercised on the record date, or the ex-date if earlier in time to such record date, of stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.

(f)          In the event of issuance of rights made by the Company to the shareholders during the existence of the right to exercise the Award, the number of shares resulting from exercising the Award shall be adjusted to the beneficial component of the rights, as expressed in the ratio between the Stock Market closing exchange rate on the last trading day before the "X day" and, the base rate of the "X rights.

(g)          In the event of an Acquisition Event, the Committee may, in its sole discretion, terminate all outstanding and unexercised Awards effective as of the date of the Acquisition Event, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Awards that are then outstanding (subject to any limitations on exercisability otherwise contained in the Award ~~agreements~~Agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(g), then the provisions of Section 4.2(b) and Article VII shall apply.

(h)          Notwithstanding the foregoing, Sections 4.2(d) and 4.2(f) shall not apply to any grants of ISOs to Optionees under the Plan.

4.3          Minimum Purchase Price.  Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued Ordinary Shares are issued under this Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V
ELIGIBILITY

5.1          General Eligibility. All Eligible Employees, prospective employees and Consultants of the Company and its Affiliates, and Non-Employee Directors of the Company, are eligible to be granted Awards.  Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything herein to the contrary, no Award under which a Participant may receive Ordinary Shares may be granted under this Plan to an Eligible Employee, Consultant or Non-Employee Director of any Affiliate if such Ordinary Shares do not constitute “service recipient stock” for purposes of Section 409A of the Code, when applicable, with respect to such Eligible Employee, Consultant or Non-Employee Director.

5.2          102 ~~Stock Options~~Awards. Subject to Applicable Law, 102 Awards~~Stock Options~~ may not be granted to “controlling shareholders” as defined under the Ordinance and may only be granted to Employees, including Office Holders (as such term is defined in the Companies Law), of the Company or any Affiliate thereof, who are Israeli residents for tax purposes (“Eligible 102 Participants”). 102 Awards ~~Stock Options~~ may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Awards~~Stock Options~~ to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

5.3          Incentive Stock Options.  Notwithstanding anything herein to the contrary, and subject to the provisions of Section 5.1 above, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under this Plan.  Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.4          General Requirement.  The vesting and exercise of Awards granted to a prospective employee or consultant are conditioned upon such individual actually becoming an Eligible Employee or Consultant.

ARTICLE VI
AWARDS~~STOCK OPTIONS~~;

6.1          Options.  Each Stock Option granted under this Plan shall be of one of three types: (a) an Incentive Stock Option (b) a 102 Stock Option or (b) a Non-Qualified Stock Option.

6.2          Grants.  The Committee shall, in its sole discretion, have the authority to grant to any Eligible Employee (subject to Sections 5.2, 5.3 above and Section 6.3 below) Incentive Stock Options, 102 Stock Options and/or Non-Qualified Stock Options, according to the applying tax regime and the provisions of this Plan. The Committee shall, in its sole discretion, have the authority to grant Non-Qualified Stock Options to any Eligible Employee, Consultant or Non-Employee Director. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify shall constitute a separate Non-Qualified Stock Option.

6.3          Terms of Options.  Options granted under this Plan shall be evidenced by an Award Agreement between the Company and the Participant which Award Agreement shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, shall deem desirable from time to time. The Award Agreement shall contain the following information:

(a)          Number of Shares. Each Award Agreement shall state the number of Shares covered by the Option.

(b)          Type of Option. Each Award Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Non-Qualified Stock Option, 102 Stock Option and the relevant track, or otherwise.

(c)          Exercise Price. Each Award Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Article III and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Article VII hereof.

(d)          Exercise Period.  Each Option Agreement shall state the Exercise Period, as fixed by the Committee, subject to the vesting provisions set by the Committee as mentioned below, the early termination provisions set forth in Sub-Sections (h) through (k) hereof and provided that no Stock Option shall be exercisable more than (a) five years after the date the Stock Option is granted, in case of Incentive Stock Options granted to Ten-Percent Shareholders; and (b) ~~six (6~~seven (7) years after the date the Option is granted, in any other case. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

(e)          Exercisability and Vesting Terms.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and each Option Agreement shall provide the vesting schedule for the Stock Options as determined by the Committee.  If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations and/or vesting schedule (including, without limitation, that such Stock Option is exercisable only in installments and/or within certain time periods and/or subject to performance goals and/or measurements,), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion and the provisions with respect to any Stock Option need not be the same as the provisions with respect to any other Stock Option. Unless otherwise determined by the Committee at grant, the Stock Option agreement shall provide that (i) in the event the Participant engages in Detrimental Activity prior to any exercise of the Stock Option, all Stock Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Stock Option, the Participant shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of this Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in Detrimental Activity during the one year period commencing on the later of the date the Stock Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

(f)          Method of Exercise.  Subject to whatever installment exercise and waiting period provisions apply under subsection (e) above, to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term, by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased.  Such notice shall be in a form acceptable to the Company and shall be accompanied by payment in full of the Exercise Price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Ordinary Shares are traded on a national securities exchange or quoted on a national quotation system sponsored by the Financial Industry Regulatory Authority, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the Exercise Price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of Stock Options or by payment in full or in part in the form of Ordinary Shares (for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Ordinary Shares on the payment date as determined by the Committee, in its sole discretion).  No Ordinary Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(g)          Non-Transferability of Options.  No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as determined by the Committee, in its sole discretion.  A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of this Plan and the applicable Award agreement.  Any Ordinary Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award agreement.

(h)          Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if Participant’s Termination is by reason of death, Disability or Retirement, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or, in the case of death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options; provided, however, that in the case of Retirement, if the Participant dies within such Exercise Period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(i)          Involuntary Termination Without Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination without Cause or Participant’s Termination is voluntary (other than a voluntary termination described in subsection (k)(y) below), all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 90 days from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(j)          Omitted.

(k)          Termination for Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in sub‑section (j) above) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) shall thereupon terminate and expire as of the date of such Termination.

(l)          Unvested Stock Options.  Unless otherwise determined by the Committee at grant and specifically stated in the Award Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(m)          Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non‑Qualified Stock Options. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code.  If an Option is treated as an ISO in part and as a NQSO in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising.  In the absence of such designation, the Participant shall be deemed to have exercised the ISO portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may, in its sole discretion, amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

The Committee, at the written request of any Participant, may in its discretion after verifying the implications of applicable tax law including the provisions of Section 409A of the Code and the regulations promulgated thereunder as now in effect or as hereafter amended, take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into NQSOs at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or a Parent or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Committee (with the consent of the Participant) may impose such conditions on the exercise of the resulting NQSOs as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into NQSOs, and no such conversion shall occur unless and until the Committee takes appropriate action. The Committee, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of  (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

(n)          Form, Modification, Extension and Renewal of Stock Options.  Subject to the terms and conditions and within the limitations of this Plan, Stock Options shall be evidenced by such an Award Agreement, and the Committee may, in its sole discretion (i) subject to Section 8.1(d) and the applicable law, modify, extend or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not materially and adversely affected without his or her consent), and (ii) accept the surrender of outstanding Stock Options (up to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised); provided that, notwithstanding anything herein to the contrary, to the extent required by applicable law or stock exchange regulation, an outstanding Option may not be modified to reduce the exercise price thereof or to extend the Stock Option beyond its stated term nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(o)          Other Terms and Conditions.  Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of this Plan, as the Committee shall, in its sole discretion, deem appropriate.

6.4          102 Awards~~Stock Options~~.

(a)          Awards ~~Stock Options~~ granted pursuant to this Section 6.4 are intended to be granted under Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof as capital gains track ~~options~~ awards (“102 Capital Gains Track Awards~~Options~~”), or (ii) Section 102(b)(1) thereof as ordinary income track awards ~~options~~ (“102 Ordinary Income Track Awards~~Options~~”; together with 102 Capital Gains Track Awards~~Options~~, “102 Trustee Awards~~Options~~”). 102 Trustee Awards~~Options~~ shall be granted subject to the following special terms and conditions contained in this Section 6.4, the general terms and conditions specified in Section 6.3 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Stock Options under different tax laws or regulations.

(b)          The Company may grant only one type of 102 Trustee Awards~~Option~~ at any given time to all Participants who are to be granted 102 Trustee Awards~~Options~~ pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards ~~Option~~ it elects to grant before the date of grant of any 102 Trustee Awards~~Options~~ (the “Election”). Such Election shall also apply to any bonus shares received by any Participant as a result of holding the 102 Trustee Awards~~Options~~. The Company may change the type of 102 Trustee Awards~~Option~~ that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by applicable law. Any Election shall not prevent the Company from granting Awards~~Options~~, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards~~Options~~”).

(c)          Each 102 Trustee Award~~Option~~ will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to applicable law and under the Plan.

(d)          Each 102 Trustee Award~~Option~~, each Share issued pursuant to the exercise of any 102 Trustee Award~~Option~~, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Participant for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Award~~Stock Option~~ as a 102 Trustee Award~~Option~~ are not met, then the Award~~Stock Option~~ may be treated as a 102 Non-Trustee Award~~Option~~, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Award~~Option~~ and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Awards~~Options~~ and/or any Shares allotted or issued upon exercise of such 102 Trustee Awards~~Options~~. The Trustee shall not release any 102 Trustee Award~~Option~~s or Shares issued upon exercise thereof prior to the payment in full of the Participant’s tax liabilities arising from such 102 Trustee Award~~Option~~s and/or Shares or the withholding referred to in (ii) above.

(e)          Each 102 Trustee Award~~Option~~ shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Award~~Option~~ and shall prevail over any term contained in the Plan or an Award ~~Option Agreement~~ which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or an Award~~Option~~ Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Award~~Option~~ shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

(f)          During the Required Holding Period, the Participants shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Award~~Option~~ and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Participant under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law.

(g)          If a 102 Trustee Award~~Option~~ is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Participant. If such 102 Trustee Award~~Option~~ is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Participant, either (i) be issued in the name of the Trustee, or (ii) be issued to the Participant, provided that the Participant first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

(h)          The foregoing provisions of this Section 6.4 relating to 102 Trustee Awards~~Options~~ shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

(i)          Upon receipt of a 102 Trustee Award~~Option~~, the Participant will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Award~~Option~~ or Share granted to such Participant thereunder.

6.5          Performance Share Unit Awards. The Committee may grant performance share units (each, a “Performance Share Unit,” and any award of Performance Share Units is hereafter referred to as a “Performance Share Unit Award”) to Participants. Each Performance Share Unit is a notional unit representing the right to receive one Ordinary Share as provided in Section 6.5(c). Each Performance Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

(a)
Award Agreement. The terms of any Performance Share Unit Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

(b)
Award Period and Performance Goals. The Committee shall determine and include in a Performance Unit Share Award grant the period of time for which a Performance Share Award is made (“Award Period”). The Committee also shall establish performance objectives (“Performance Goals”) to be met by the Company or any subsidiary, division or Affiliate of the Company or any employees thereof during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include share price, pre-tax profits, earnings per share, return on shareholders’ equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee.

(c)
Payment of Performance Share Unit Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the Performance Goals are met. After the completion of an Award Period, the performance of the Company or subsidiary, division or Affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Unit Award, whether all, none or any portion of a Performance Share Unit Award shall be paid.

(d)
Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or Affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

(e)
Requirement of Employment/Provision of Services. A grantee of a Performance Share Unit Award must remain in the employ of, or provide services as a Consultant to, the Company or any subsidiary or Affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Unit Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

(f)
Escrow Agreement. The Committee may require a Participant who receives a Performance Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

(g)
Creditors’ Rights. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

(h)
Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Unit Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Unit Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Unit Shares become payable to the Participant.

6.6          Restricted Share Awards. The Committee may grant Ordinary Shares to a Participant, which shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe (“Restricted Share Award”):

(a)
Award Agreement. The terms of any Restricted Share Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

(b)
Requirement of Employment/Provision of Services. A grantee of a Restricted Share Award must remain in the employment of, or provide services as a Consultant to, the Company, subsidiary or Affiliate during a period designated by the Committee in order to retain the Ordinary Shares under the Restricted Share Award; provided that the Restricted Share Award shall be subject to vesting as determined by the Committee (“Restricted Share Restriction Period”). If the grantee leaves the employment of, or ceases to provide services as Consultant to, the Company, subsidiary or Affiliate prior to the end of the Restricted Share Restriction Period, or fails to meet or satisfy any vesting terms or other terms, conditions and restrictions to the extent set forth in the applicable Award Agreement, the Restricted Share Award shall terminate and the Ordinary Shares shall be forfeited and revert immediately to the Company, or cancelled, provided that each applicable Award Agreement shall set forth the extent to which, if any, the Participant shall have the right to retain Shares of Restricted Share Award, then subject to the Restricted Share Restriction Period, following such Participant’s Termination. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for, or circumstances of, such Termination.

(c)
Rights of Holders of Restricted Share Awards. Beginning on the date of grant of the Restricted Share Award and subject to the execution of an Award Agreement, the Participant shall become a shareholder of the Company with respect to any Ordinary Shares subject to the Restricted Share Award and shall have all the rights of a shareholder.

(d)
Restrictions on Transfer and Legend on Ordinary Share Certificates. During the Restricted Share Restriction Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of Ordinary Shares. Each certificate for Ordinary Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(e)
Lapse of Restrictions. All restrictions imposed under the Restricted Share Award shall lapse upon the expiration of the Restricted Share Restriction Period if the conditions as to employment or provision of services set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

(f)
Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

(g)
Dividends. The Committee may, in its discretion, at the time of the  Restricted Share Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

6.7          Restricted Share Unit Awards. The Committee may grant restricted share units (each, a “Restricted Share Unit,” and any award of Restricted Share Units is hereafter referred to as a “Restricted Share Unit Award”) to Participants. Each Restricted Share Unit is a notional unit representing the right to receive one Ordinary Share on the Settlement Date (as defined below). Each Restricted Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

(a)
Award Agreement. The terms of any Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

(b)
Requirement of Employment/Provision of Services. A grantee of a Restricted Share Unit Award must remain in the employment of, or provide services as a Consultant to, the Company, subsidiary or Affiliate during a period designated by the Committee in order to receive Ordinary Shares under the terms of the Award Agreement; provided that the Restricted Share Unit Award shall be subject to vesting as determined by the Committee (“Restricted Unit Restriction Period”). If the grantee leaves the employment of, or ceases to provide services as a Consultant to, the Company, subsidiary or Affiliate prior to the end of the Restricted Unit Restriction Period, or fails to meet or satisfy any vesting terms or other terms, conditions and restrictions to the extent set forth in the applicable Award Agreement, the Restricted Share Unit Award shall terminate and all rights of the grantee to such Award shall terminate, provided that each applicable Award Agreement shall set forth the extent to which, if any, the Participant shall have the right to retain the Restricted Share Unit Award then subject to the Restricted Share Restriction Period, following such Participant’s Termination. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for, or circumstances of, such Termination.

(c)
Settlement of Restricted Share Units. Upon a date or dates on or following the expiration of the Restricted Unit Restriction Period, unless earlier forfeited, the Company shall settle the Restricted Share Unit Award by delivering a number of Ordinary Shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited. No Ordinary Shares shall be issued to Participants at the time a Restricted Share Unit Award is granted.

(d)
Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

(e)
Dividends. The Committee may, in its discretion, at the time of the Restricted Share Unit Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

~~(i)~~

ARTICLE VII
CHANGE IN CONTROL PROVISIONS

7.1          Benefits.  In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s unvested Award shall not vest and a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(a)          Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion.  Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation §  1.424-1 (and any amendments thereto).

(b)          The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the Ordinary Shares covered by such Awards, over the aggregate exercise price of such Awards.  For purposes of this Section 7.1, Change in Control Price shall mean the highest price paid per Ordinary Shares in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(c)          The Committee may, in its sole discretion, provide for the cancellation of any ~~Appreciation~~ Awards without payment, if the Change in Control Price is less than the exercise price of such ~~Appreciation~~ Award.

(d)          Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

7.2          Change in Control.  Unless otherwise determined by the Committee in the applicable Award agreement or other written agreement approved by the Committee, a “Change in Control” shall be deemed to occur following any transaction if: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company (or its successor corporation); provided, however, that a merger or consolidation effected solely to implement a recapitalization of the Company or for the primary purpose of change of domicile shall not constitute a Change in Control of the Company; (ii) the stockholders of the Company approve a plan of complete liquidation of the Company; provided, that this subsection (ii) shall not constitute a Change in Control with respect to the amount of any payment pursuant to an Award under this Plan, or any portion thereof, that is triggered upon a Change in Control and that is intended to constitute “non-qualified deferred compensation” pursuant to Section 409A of the Code; or (iii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

ARTICLE VIII
TERMINATION OR AMENDMENT OF PLAN

8.1          Termination or Amendment.  Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article X), or suspend or terminate it entirely, retroactively or otherwise; provided, that without the approval of the holders of the Company’s Ordinary Shares entitled to vote in accordance with applicable law and the exchange or system on which the Company’s securities are then listed or traded, if so required by applicable law or stock exchange regulation, no amendment may be made that would:

(a)          increase the aggregate number of Ordinary Shares that may be issued under this Plan pursuant to Section 4.1 (except by operation of Section 4.2);

(b)          change the classification of individuals eligible to receive Awards under this Plan;

(c)          other than adjustments or substitutions in accordance with Section 4.2, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or to cancel outstanding Stock Options (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the Ordinary Shares underlying such Awards) in exchange for cash, or Stock Options with an exercise price that is less than the exercise price of the original Stock Options;

(d)          extend the maximum Exercise Period under Section 6.3;

(e)          award any Stock Option in replacement of a canceled Stock Option with a higher exercise price, except in accordance with Section 6.3(l); or

(f)          require stockholder approval in order for this Plan to comply with the applicable rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, the applicable provisions of Section 162(m) of the Code or, to the extent applicable to Incentive Stock Options, Section 422 of the Code.

ARTICLE IX
UNFUNDED PLAN

9.1          Unfunded Status of Plan.  This Plan is an “unfunded” plan for incentive and deferred compensation.  With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

ARTICLE X
GENERAL PROVISIONS

10.1          RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

(a)          A Participant shall have no rights as a shareholder of the Company with respect to any Ordinary Shares covered by the Award until the date of the lawful issuance of such Shares to the Participant. In the case of 102 Option Awards (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the lawful issuance of such Shares for the Participant’s benefit, and the Participant shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participant and the issuance of such Shares.

(b)          With respect to all Ordinary Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares and the Participant's entitlement to receive dividends distributed with respect to such Shares, shall be subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any applicable law.

(c)          Regarding Shares issued pursuant to the exercise of any 102 Trustee ~~Option~~ Award any rights distributed to the Participants shall be deposited with and/or issued to the Trustee for the benefit of the Participants. All said rights, excluding dividends, shall be held by the Trustee for the applicable Required Holding Period. In the case that the Company distributes dividends, then the amount of dividends with respect of Shares held in trust shall be paid to the Participants that are the beneficial holders of such Shares, subject to deduction at source of the applicable tax.

(d)          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

10.2          Legend.  The Committee may require each person receiving Ordinary Shares pursuant to an Award ~~a Stock Option~~ under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof.  In addition to any legend required by this Plan, the certificates for such shares may include any legend that the Committee, in its sole discretion, deems appropriate to reflect any restrictions on Transfer.

All certificates for Ordinary Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may, in its sole discretion, deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or any national securities exchange system upon whose system the Ordinary Shares are then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

10.3          Other Plans.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

10.4          No Right to Employment/Directorship/Consultancy.  Neither this Plan nor the grant of any ~~Option~~ Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

10.5          Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld.  Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Ordinary Shares otherwise deliverable or by delivering Ordinary Shares already owned  Any fraction of a share of Ordinary Shares required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

10.6          No Assignment of Benefits.  No Award or other benefit payable under this Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

10.7          Listing and Other Conditions.

(a)          Unless otherwise determined by the Committee, as long as the Ordinary Shares are listed on a national securities exchange or system sponsored by a national securities association, the issue of any Ordinary Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system.  The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any ~~Option~~ Award with respect to such shares shall be suspended until such listing has been effected.

(b)          If at any time counsel to the Company shall be of the opinion that any sale or delivery of Ordinary Shares pursuant to an ~~Option~~ Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Ordinary Shares or Awards, and the right to exercise any ~~Option~~ Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)          Upon termination of any period of suspension under this Section 10.7, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)          A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

10.8          Governing Law.  This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

10.9          Construction.  Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

10.10          Other Benefits.  No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

10.11          Costs.  The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Ordinary Shares pursuant to any Awards hereunder.

10.12          No Right to Same Benefits.  The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

10.13          Death/Disability.  The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award.  The Committee may, in its discretion, also require that the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

10.14          Section 16(b) of the Exchange Act.  All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3.  The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business thereunder.

10.15          Section 409A of the Code / Section 102 of the Ordinance.  Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, 102 Awards~~Options~~ and Incentive Stock Options made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, or any damages for failing to comply with Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable.

10.16          Successor and Assigns.  This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

10.17          Severability of Provisions.  If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and such provision shall be construed in a manner which is closest to expressing the original intention of such provision while making it valid or enforceable, as the case may be.

10.18          Payments to Minors, Etc.  Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

10.19          Headings and Captions.  The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ARTICLE XI
EFFECTIVE DATE OF PLAN

The Plan was adopted by the Board on November 24, 2011 and amended by the Board on December 13, 2011, on March 22, 2012, on June 28, 2016, on December 24, 2017,on August 30, 2018 ~~and~~, on August 30, ~~2018, subject~~2022 and on September 2025 subject to, and to be effective upon, the approval of the stockholders of the Company ~~in accordance with the requirements of the laws Israel~~. ~~Without derogating from the above and in addition thereto, and solely with respect to grants of ISO, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the relevant Board resolution (the “~~Effective Date~~”). All and any grants of ISOs to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders’ approval. Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an Option, except that any Options previously granted under this Plan as Incentive Stock Option may not qualify as an Incentive Stock Option but, rather, shall constitute NQSO.  Upon approval of this Plan by the shareholders of the Company as set forth above, all ISOs granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.~~All grants of Award, including Incentive Stock Options (“ISOs”), shall be valid and binding upon approval by the Board, without the need for any further approval. For the avoidance of doubt, all ISOs granted under this Plan shall be fully effective as of the date of the relevant Board resolution approving such grants.

ARTICLE XII
TERM OF PLAN

No Award regarding "ISOs Options" shall be granted pursuant to this Plan on or after March 22, 2022, but Awards granted prior to such date may extend beyond that date. Award of "102 Awards" on this plan are not limited in time.

ARTICLE XIII
NAME OF PLAN

This Plan shall be known as “The TAT Technologies Ltd 2012 Incentive~~Stock Option~~ Plan.”

TABLE OF CONTENTS

~~ARTICLE I PURPOSE; TYPES OF AWARDS; CONSTRUCTION~~	~~i~~
~~ARTICLE II DEFINITIONS~~	~~i~~
~~ARTICLE III ADMINISTRATION~~	~~ii~~
~~ARTICLE IV SHARE LIMITATION~~	~~ii~~
~~ARTICLE V ELIGIBILITY~~	~~ii~~
~~ARTICLE VI STOCK OPTIONS~~	~~ii~~
~~ARTICLE VII CHANGE IN CONTROL PROVISIONS~~	~~ii~~
~~ARTICLE VIII TERMINATION OR AMENDMENT OF PLAN~~	~~ii~~
~~ARTICLE IX UNFUNDED PLAN~~	~~ii~~
~~ARTICLE X GENERAL PROVISIONS~~	~~ii~~
~~ARTICLE XI EFFECTIVE DATE OF PLAN~~	~~ii~~
~~ARTICLE XII TERM OF PLAN~~	~~ii~~
~~ARTICLE XIII NAME OF PLAN~~	~~ii~~

TAT TECHNOLOGIES LTD.

__________________________

2022 INCENTIVE~~STOCK OPTION~~ PLAN

__________________________

ARTICLE I
PURPOSE; TYPES OF AWARDS; CONSTRUCTION

1.1          Purpose. The purpose of this Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Employees, Consultants and Non‑Employee Directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders.

1.2          Types of Awards. This Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(a)          Awards to be granted to Participants who are deemed to be residents of the State of Israel for purposes of taxation, pursuant and subject to the provisions of Section 102 of the Ordinance, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by ITA (such Awards, “102 Stock Options”). 102 Stock Options may either be granted to a Trustee or without a trustee;

(b)          “Incentive Stock Options” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Participants who are deemed to be residents of the United States for purposes of taxation; ~~and~~

(c)          Performance Share Unit Awards; and

~~(a)~~ (d)          Restricted Share Awards and Restricted Share Unit Awards.

1.3          Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Participant, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

ARTICLE II
DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1          “102 Award” means any Award granted pursuant to Section 102 and other rulings, procedures and clarifications promulgated thereunder or issued by the ITA.

~~2.1~~ 2.2          “102 Stock Options” has the meaning set forth for such term in Section 1.2(a).

~~2.2~~ 2.3          “Acquisition Event” means a merger, reorganization, consolidation or a similar event in which the Company is not the surviving entity, any transaction that results in the acquisition of all or substantially all of the Company’s outstanding Ordinary Shares by a single person or entity or by a group of persons and/or entities acting in concert, or the sale or transfer of all or substantially all of the Company’s assets.

~~2.3~~ 2.4          “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; and (f) for the purpose of 102 Stock Options, also an “Employing Company” within the meaning of section 102(a) of the Ordinance.

~~2.4~~ 2.5          “Award” means any award under this Plan. All Awards shall be granted by, confirmed by, and subject to the terms of an Award Agreement.

~~2.5~~ 2.6          “Award Agreement” means the written agreement executed by the Company and the Participant setting forth terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

~~2.6~~ 2.7          “Board” means the Board of Directors of the Company.

~~2.7~~ 2.8          “Cause” means, unless otherwise defined by the Participant’s Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) a Participant’s conviction of, or plea of guilty or nolo contendere to, a felony, or any other criminal act which impairs the Participant’s ability to perform his or her duties; (ii) perpetration by a Participant of an illegal act, dishonesty, or fraud; (iii) a Participant’s insubordination, or refusal to perform his or her duties or responsibilities for any reason other than (to the extend due to) illness, unlawful instructions or incapacity; (iv) continuing willful and deliberate failure by the Participant to perform the Participant’s duties in any material respect, provided that the Participant is given notice and an opportunity to effectuate a cure as determined by the Committee; or (v) a Participant’s willful misconduct with regard to the Company that could have a material adverse effect on the Company; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter.  With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Israeli law.

~~2.8~~ 2.9          “Change in Control” has the meaning set forth in Section 7.2.

~~2.9~~ 2.10          “Change in Control Price” has the meaning set forth in Section 7.1.

~~2.10~~ 2.11          “Code” means the United States Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

~~2.11~~ 2.12          “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of the applicable law. Subject to the aforesaid, such committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a “non-employee director” as defined in Rule 16b-3; (ii) to the extent required by Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code; and (iii) an “independent director” as defined under applicable stock exchange rules.  To the extent that no Committee exists that has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board.  If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code or any other regulation set by the applicable law, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

~~2.12~~ 2.13          “Company” means TAT Technologies Ltd., an Israeli corporation, and its successors by operation of law.

~~2.13~~ 2.14          “Companies Law” means the Israel Companies Law, 5799-1999 and the regulations promulgated thereunder, all as amended from time to time.

~~2.14~~ 2.15          “Consultant” means any natural person who provides bona fide consulting or advisory services to the Company or its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

~~2.15~~ 2.16          “Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliates, or the use in any manner other than in the furtherance of the Company’s or its Affiliate’s business, without written authorization from the Chief Executive Officer of the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates that is acquired by a Participant prior to the Participant’s Termination; (b) any activity while employed or performing services that results, or if known could result, in the Participant’s Termination that is classified by the Company as a termination for Cause; (c) the Participant’s Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; or (d) breach of any agreement between the Participant and the Company or an Affiliate (including, without limitation, any employment agreement or noncompetition or nonsolicitation agreement).  If it is determined by a court of competent jurisdiction that any provision in this Plan in respect of Detrimental Activities is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

~~2.16~~ 2.17          “Disability” means: (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than (a) 12 months with respect to Incentive Stock Options and (b) 3 months with respect to Non-Qualified Stock Options, as determined by a medical doctor satisfactory to the Committee; or, if applicable, (ii) a permanent and total disability as defined in Section 22(e)(3) of the Code.  A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) of the Code.

~~2.17~~ 2.18          “Disparagement” means making comments or statements to the press, the Company’s or its Affiliates’ employees, consultants or any individual or entity with whom the Company or its Affiliates has a business relationship which could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects); or (b) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees

~~2.18~~ 2.19          “Disqualifying Disposition” has the meaning set forth for such term in Section 6.3 (m).

~~2.19~~ 2.20          “Eligible Employee” means any person, including an officer or director, who (i) is in the employ of the Company or any Affiliate. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, hereunder as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination. The payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company; (ii) is included in the term “employee” under rule 701 of the Securities Act of 1933 and for the purposes of Section 422 of the Code, and (iii) when related to the award of 102 Stock Options, is included in the term “employee” as such term is defined in Section 102 of the Ordinance, including an Office Holder (as such term is defined in the Companies  Law) of the Company or any Subsidiary, except for such persons that are deemed to be a “Controlling  Shareholder” under  Section  32(9) of the Ordinance.

~~2.20~~ 2.21          “Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

~~2.21~~ 2.22          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

~~2.22~~ 2.23          “Exercise Price” shall mean the exercise price for each Share covered by an Award, which shall (notwithstanding Section 4.2(b)) not be lower than the nominal value of the Share at the time of exercise.

~~2.23~~ 2.24          “Fair Market Value” means, unless otherwise required by any applicable provision of the Code (or any regulations issued thereunder) or the Ordinance, as may be applicable, as of any date and except as provided below, the closing price reported for the Ordinary Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded; or (b) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority (or such other source the Committee deems reliable) or if the Ordinary Shares shall not have been reported or quoted on such date, on the first day prior thereto on which the Ordinary Shares were reported or quoted.  If the Ordinary Shares are not traded, listed or otherwise reported or quoted, then Fair Market Value means the fair market value of the Ordinary Shares as determined by the Committee in good faith in whatever manner it considers appropriate taking into account the requirements of Section 422 of the Code or Section 409A of the Code, as applicable as of the date of grant ,provided that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted.  For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

~~2.24~~ 2.25          “Family Member” means “family member” as defined in Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.25~~ 2.26          “Incentive Stock Option” or “ISO” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parent (if any) under this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

~~2.26~~ 2.27          “ITA” means the Israel Tax Authority.

~~2.27~~ 2.28          “Non-Employee Director” means a director of the Company who is not an employee of the Company or an Affiliate.

~~2.28~~ 2.29          “Non-Qualified Stock Option” or “NQSO” means any Stock Option awarded under this Plan that is not an Incentive Stock Option.

~~2.29~~ 2.30          “Ordinance” means the Israel Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

~~2.30~~ 2.31          “Ordinary Shares” or “Shares” means the Ordinary Shares, no par value ~~NIS 0.90 per share, of the Company~~ (or any other value, as amended).

~~2.31~~ 2.32          “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.32~~ 2.33          “Participant” means an Eligible Employee, Non-Employee Director or Consultant to whom an Award has been granted pursuant to this Plan.

~~2.33~~ 2.34          “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, incorporated organization, governmental or regulatory or other entity.

~~2.34~~ 2.35          “Plan” means this TAT Technologies Ltd 2022 Stock Option Plan, as amended from time to time.

~~2.35~~ 2.36          “Retirement”  means a voluntary Termination of Employment or Termination of Consultancy at or after age 65 or such earlier date after age 50 as may be approved by the Committee, in its sole discretion, with respect to such Participant at the time of grant, or thereafter provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, except that Retirement shall not include any involuntary Termination of Employment or Termination of Consultancy by the Company or an Affiliate for any reason with or without Cause.  With respect to a Participant’s Termination of Directorship, Retirement means the failure to stand for reelection or the failure to be reelected on or after a Participant has attained age 65 or, with the consent of the Board, provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, before age 65 but after age 50.

~~2.36~~ 2.37          “Rules” has the meaning set forth for such term in Section 1.2(a).

~~2.37~~ 2.38          “Rule 16b-3” means Rule 16b‑3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

~~2.38~~ 2.39          “Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

~~2.39~~ 2.40          “Section 102” means section 102 of the Ordinance.

~~2.40~~ 2.41          “Section 162(m) of the Code”  means the exception for performance-based compensation under Section 162(m) of the Code and any applicable Treasury regulations thereunder.

~~2.41~~ 2.42          “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable Treasury regulations thereunder.

~~2.42~~ 2.43          “Stock Option” or “Option” means any option to purchase Ordinary Shares granted to Eligible Employees, Non-Employee Directors or Consultants pursuant to Article VI.

~~2.43~~ 2.44          “Subsidiary” means any subsidiary corporation of the Company which now exists or is hereafter organized or acquired by the Company within the meaning of Section 424(f) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

~~2.44~~ 2.45          “Ten Percent Stockholder” means a Participant owning, at the time the Option is granted to the Participant, more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent within the meaning of Section 422(b)(6) of the Code.

~~2.45~~ 2.46          “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

~~2.46~~ 2.47          “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that a Consultant becomes an Eligible Employee or a Non‑Employee Director upon the termination of his or her consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non‑Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Consultancy in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

~~2.47~~ 2.48          “Termination of Directorship” means that the Non‑Employee Director has ceased to be a director of the Company; except that if a Non‑Employee Director becomes an Eligible Employee or a Consultant upon the termination of his or her directorship, his or her ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

~~2.48~~ 2.49          “Termination of Employment” means: (a) a termination of employment (for reasons other than a personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that an Eligible Employee becomes a Consultant or a Non‑Employee Director upon the termination of his or her employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non‑Employee Director. Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

~~2.49~~ 2.50          “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in a Person), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in a Person) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

~~2.50~~ 2.51          “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Stock Options, approved by ITA), if so appointed.

ARTICLE III
ADMINISTRATION

3.1          The Committee.  This Plan shall be administered and interpreted by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2          Grants of Awards.  The Committee shall have full authority to grant Awards, pursuant to the terms of this Plan, to Eligible Employees, Consultants and Non-Employee Directors.  In particular, the Committee shall have the authority:

(a)          to select the Eligible Employees, Consultants and Non-Employee Directors to whom Awards may from time to time be granted hereunder;

(b)          to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants or Non-Employee Directors;

(c)          to determine the number of Ordinary Shares to be covered by each Award granted hereunder;

(d)          to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Ordinary Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)          to determine whether and under what circumstances ~~a Stock Option~~an Award may be settled in cash, and/or Ordinary Shares; ~~under Section 6.4(d);~~

(f)          to determine whether a Stock Option is an Incentive Stock Option or Non‑Qualified Stock Option;

(g)          to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(h)          to set the performance criteria with respect to any Award for which the grant, vesting or payment of such Award is conditioned upon the attainment of specified performance criteria and to certify the attainment of any such performance criteria; and

(i)          generally, to exercise such powers   and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of this Plan.

3.3          Guidelines.  Subject to Article VIII hereof, the Committee shall, in its sole discretion, have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan.  The Committee may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan; provided, that with regard to any provision of this Plan or any agreement relating thereto that is intended to comply with Section 162(m) of the Code or Section 102 of the Ordinance as may be applicable, any such action by the Committee shall be permitted only to the extent such action would be permitted under Section 162(m) of the Code or Section 102 of the Ordinance, as may be applicable.  The Committee may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.  This Plan is intended to comply with the applicable requirements of Section 102 of the Ordinance and/or Rule 16b-3 and with respect to Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code and this Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4          Decisions Final.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5          Procedures.  If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by the Companies Law or any other applicable law.  A majority of the Committee members shall constitute a quorum.  All determinations of the Committee shall be made by a majority of its members.  Any decision or determination reduced to writing and signed by all the Committee members, shall be fully effective as if it had been made by a vote at a meeting duly called and held.  The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6          Designation of Consultants/Liability.

(a)          The Committee may, in its sole discretion, designate employees of the Company and professional advisors to assist the Committee in the administration of this Plan.

(b)          The Committee may, in its sole discretion, employ such legal counsel, consultants and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.  Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company.  The Committee, its members and any person designated pursuant to subsection (a) above shall not be liable for any action or determination made in good faith with respect to this Plan.  To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

3.7          Indemnification.  To the maximum extent permitted by applicable law and the Articles of Association of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s fraud.  Such indemnification shall be in addition to any rights of indemnification the officers, employees, directors or members or former officers, employees, directors or members may have under applicable law, under the Articles of Association of the Company or any Affiliate.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

ARTICLE IV
SHARE LIMITATION

4.1          Shares

(a)          The initial aggregate number of Ordinary Shares with respect to which Awards may be granted under this Plan shall not exceed 550,000 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for the treasury of the Company, or both. If any ~~Stock Option~~Award granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Ordinary Shares underlying any such unexercised and expired or terminated Award shall again be available for the purpose of Awards under this Plan.  The number of Ordinary Shares available for the purpose of Awards under this Plan shall be reduced by (i) the total number of Awards exercised, regardless of whether any of the Ordinary Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any Ordinary Shares used to pay any exercise price or tax withholding obligation with respect to any Award.  In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase Ordinary Shares on the open market for reuse under this Plan.

4.2          Changes.

(a)          The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Ordinary Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)          Subject to the provisions of Section 4.2(g), in the event of any such change in the capital structure or business of the Company by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation, spin‑off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase any Ordinary Shares or securities convertible into Ordinary Shares, any sale or transfer of all or part of the Company’s assets or business, or any other corporate transaction or event having an effect similar to any of the foregoing and effected without receipt of consideration by the Company, then the Committee shall, subject to applicable law and stock exchange regulations, make such adjustments consistent with such change in such manner as the Committee deems equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan, to the aggregate number and kind of shares that thereafter may be issued under this Plan, and the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award and the purchase price thereof and the numerical Share limits in Section 4.1 of the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.  Except as provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no rights by reason of any issuance by the Company of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company’s assets or business or any other change affecting the Company’s capital structure or business.

(c)          Fractional Ordinary Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half, unless and to the extent another rounding method is required by applicable law or stock exchange regulations.  No cash settlements shall be made with respect to fractional shares eliminated by rounding.  Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

(d)          Should the Company declare a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of the amendment to this Plan, unless the Committee otherwise determines, subject to applicable law and stock exchange regulations, the Exercise Price shall be reduced in the amount equal to the cash dividend per Share distributed by the Company.

(e)          To the extent required by applicable stock exchange regulations, no Award shall be exercised on the record date, or the ex-date if earlier in time to such record date, of stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.

(f)          In the event of issuance of rights made by the Company to the shareholders during the existence of the right to exercise the Award, the number of shares resulting from exercising the Award shall be adjusted to the beneficial component of the rights, as expressed in the ratio between the Stock Market closing exchange rate on the last trading day before the "X day" and, the base rate of the "X rights.

(g)          In the event of an Acquisition Event, the Committee may, in its sole discretion, terminate all outstanding and unexercised Awards effective as of the date of the Acquisition Event, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Awards that are then outstanding (subject to any limitations on exercisability otherwise contained in the Award ~~a~~Agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(g), then the provisions of Section 4.2(b) and Article VII shall apply.

(h)          Notwithstanding the foregoing, Sections 4.2(d) and 4.2(f) shall not apply to any grants of ISOs to Optionees under the Plan.

4.3          Minimum Purchase Price.  Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued Ordinary Shares are issued under this Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V
ELIGIBILITY

5.1          General Eligibility. All Eligible Employees, prospective employees and Consultants of the Company and its Affiliates, and Non-Employee Directors of the Company, are eligible to be granted Awards.  Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything herein to the contrary, no Award under which a Participant may receive Ordinary Shares may be granted under this Plan to an Eligible Employee, Consultant or Non-Employee Director of any Affiliate if such Ordinary Shares do not constitute “service recipient stock” for purposes of Section 409A of the Code, when applicable, with respect to such Eligible Employee, Consultant or Non-Employee Director.

5.2          102 Awards~~Stock Options~~. Subject to Applicable Law, 102 Awards~~Stock Options~~ may not be granted to “controlling shareholders” as defined under the Ordinance and may only be granted to Employees, including Office Holders (as such term is defined in the Companies Law), of the Company or any Affiliate thereof, who are Israeli residents for tax purposes (“Eligible 102 Participants”). 102 Awards~~Stock Options~~ may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Award~~Stock Options~~ to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

5.3          Incentive Stock Options.  Notwithstanding anything herein to the contrary, and subject to the provisions of Section 5.1 above, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under this Plan.  Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.4          General Requirement.  The vesting and exercise of Awards granted to a prospective employee or consultant are conditioned upon such individual actually becoming an Eligible Employee or Consultant.

ARTICLE VI
AWARDS~~STOCK OPTIONS;~~

6.1          Options.  Each Stock Option granted under this Plan shall be of one of three types: (a) an Incentive Stock Option (b) a 102 Stock Option or (b) a Non-Qualified Stock Option.

6.2          Grants.  The Committee shall, in its sole discretion, have the authority to grant to any Eligible Employee (subject to Sections 5.2, 5.3 above and Section 6.3 below) Incentive Stock Options, 102 Stock Options and/or Non-Qualified Stock Options, according to the applying tax regime and the provisions of this Plan. The Committee shall, in its sole discretion, have the authority to grant Non-Qualified Stock Options to any Eligible Employee, Consultant or Non-Employee Director. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify shall constitute a separate Non-Qualified Stock Option.

6.3          Terms of Options.  Options granted under this Plan shall be evidenced by an Award Agreement between the Company and the Participant which Award Agreement shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, shall deem desirable from time to time. The Award Agreement shall contain the following information:

(a)          Number of Shares. Each Award Agreement shall state the number of Shares covered by the Option.

(b)          Type of Option. Each Award Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Non-Qualified Stock Option, 102 Stock Option and the relevant track, or otherwise.

(c)          Exercise Price. Each Award Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Article III and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Article VII hereof.

(d)          Exercise Period.  Each Option Agreement shall state the Exercise Period, as fixed by the Committee, subject to the vesting provisions set by the Committee as mentioned below, the early termination provisions set forth in Sub-Sections (h) through (k) hereof and provided that no Stock Option shall be exercisable more than (a) five years after the date the Stock Option is granted, in case of Incentive Stock Options granted to Ten-Percent Shareholders; and (b) seven (7) years after the date the Option is granted, in any other case. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

(e)          Exercisability and Vesting Terms.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and each Option Agreement shall provide the vesting schedule for the Stock Options as determined by the Committee.  If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations and/or vesting schedule (including, without limitation, that such Stock Option is exercisable only in installments and/or within certain time periods and/or subject to performance goals and/or measurements,), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion and the provisions with respect to any Stock Option need not be the same as the provisions with respect to any other Stock Option. Unless otherwise determined by the Committee at grant, the Stock Option agreement shall provide that (i) in the event the Participant engages in Detrimental Activity prior to any exercise of the Stock Option, all Stock Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Stock Option, the Participant shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of this Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in Detrimental Activity during the one year period commencing on the later of the date the Stock Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

(f)          Method of Exercise.  Subject to whatever installment exercise and waiting period provisions apply under subsection (e) above, to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term, by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased.  Such notice shall be in a form acceptable to the Company and shall be accompanied by payment in full of the Exercise Price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Ordinary Shares are traded on a national securities exchange or quoted on a national quotation system sponsored by the Financial Industry Regulatory Authority, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the Exercise Price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of Stock Options or by payment in full or in part in the form of Ordinary Shares (for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Ordinary Shares on the payment date as determined by the Committee, in its sole discretion).  No Ordinary Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(g)          Non-Transferability of Options.  No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as determined by the Committee, in its sole discretion.  A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of this Plan and the applicable Award agreement.  Any Ordinary Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award agreement.

(h)          Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if Participant’s Termination is by reason of death, Disability or Retirement, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or, in the case of death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options; provided, however, that in the case of Retirement, if the Participant dies within such Exercise Period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(i)          Involuntary Termination Without Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination without Cause or Participant’s Termination is voluntary (other than a voluntary termination described in subsection (k)(y) below), all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 90 days from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(j)          Omitted.

(k)          Termination for Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in sub‑section (j) above) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) shall thereupon terminate and expire as of the date of such Termination.

(l)          Unvested Stock Options.  Unless otherwise determined by the Committee at grant and specifically stated in the Award Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(m)          Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non‑Qualified Stock Options. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code.  If an Option is treated as an ISO in part and as a NQSO in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising.  In the absence of such designation, the Participant shall be deemed to have exercised the ISO portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may, in its sole discretion, amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

The Committee, at the written request of any Participant, may in its discretion after verifying the implications of applicable tax law including the provisions of Section 409A of the Code and the regulations promulgated thereunder as now in effect or as hereafter amended, take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into NQSOs at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or a Parent or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Committee (with the consent of the Participant) may impose such conditions on the exercise of the resulting NQSOs as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into NQSOs, and no such conversion shall occur unless and until the Committee takes appropriate action. The Committee, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of  (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

(n)          Form, Modification, Extension and Renewal of Stock Options.  Subject to the terms and conditions and within the limitations of this Plan, Stock Options shall be evidenced by such an Award Agreement, and the Committee may, in its sole discretion (i) subject to Section 8.1(d) and the applicable law, modify, extend or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not materially and adversely affected without his or her consent), and (ii) accept the surrender of outstanding Stock Options (up to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised); provided that, notwithstanding anything herein to the contrary, to the extent required by applicable law or stock exchange regulation, an outstanding Option may not be modified to reduce the exercise price thereof or to extend the Stock Option beyond its stated term nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(o)          Other Terms and Conditions.  Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of this Plan, as the Committee shall, in its sole discretion, deem appropriate.

6.4          102 Awards~~Stock Options~~.

(a)          Awards~~Stock Options~~ granted pursuant to this Section 6.4 are intended to be granted under Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof as capital gains track awards~~options~~ (“102 Capital Gains Track Awards~~Options~~”), or (ii) Section 102(b)(1) thereof as ordinary income track awards~~options~~ (“102 Ordinary Income Track Awards~~Options~~”; together with 102 Capital Gains Track Awards ~~Options~~, “102 Trustee Awards~~Options~~”). 102 Trustee Awards~~Options~~ shall be granted subject to the following special terms and conditions contained in this Section 6.4, the general terms and conditions specified in Section 6.3 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Stock Options under different tax laws or regulations.

(b)          The Company may grant only one type of 102 Trustee Award~~Option~~ at any given time to all Participants who are to be granted 102 Trustee Awards~~Options~~ pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Award~~Option~~ it elects to grant before the date of grant of any 102 Trustee Awards~~Options~~ (the “Election”). Such Election shall also apply to any bonus shares received by any Participant as a result of holding the 102 Trustee Awards~~Options~~. The Company may change the type of 102 Trustee Award~~Option~~ that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by applicable law. Any Election shall not prevent the Company from granting Awards~~Options~~, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards~~Options~~”).

(c)          Each 102 Trustee Award~~Option~~ will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to applicable law and under the Plan.

(d)          Each 102 Trustee Award~~Option~~, each Share issued pursuant to the exercise of any 102 Trustee Award~~Option~~, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Participant for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Award~~n Stock Option~~ as a 102 Trustee Award~~Option~~ are not met, then the Award~~Stock Option~~ may be treated as a 102 Non-Trustee Award~~Option~~, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Award~~Option~~ and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Awards~~Options~~. The Trustee shall not release any 102 Trustee Awards~~Options~~ or Shares issued upon exercise thereof prior to the payment in full of the Participant’s tax liabilities arising from such 102 Trustee Awards~~Options~~ and/or Shares or the withholding referred to in (ii) above.

(e)          Each 102 Trustee Award~~Option~~ shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Award~~Option~~ and shall prevail over any term contained in the Plan or an Award~~Option~~ Agreement which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or an Award~~Option~~ Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Award~~Option~~ shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

(f)          During the Required Holding Period, the Participants shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Award~~Option~~ and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Participant under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law.

(g)          If a 102 Trustee Award~~Option~~ is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Participant. If such 102 Trustee Award~~Option~~ is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Participant, either (i) be issued in the name of the Trustee, or (ii) be issued to the Participant, provided that the Participant first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

(h)          The foregoing provisions of this Section 6.4 relating to 102 Trustee Awards ~~Options~~ shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

(i)          Upon receipt of a 102 Trustee Award~~Option~~, the Participant will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Awards ~~Option~~ or Share granted to such Participant thereunder.

6.5          Performance Share Unit Awards. The Committee may grant performance share units (each, a “Performance Share Unit,” and any award of Performance Share Units is hereafter referred to as a “Performance Share Unit Award”) to Participants. Each Performance Share Unit is a notional unit representing the right to receive one Ordinary Share as provided in Section 6.5(c). Each Performance Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

(a)
Award Agreement. The terms of any Performance Share Unit Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

(b)
Award Period and Performance Goals. The Committee shall determine and include in a Performance Unit Share Award grant the period of time for which a Performance Share Award is made (“Award Period”). The Committee also shall establish performance objectives (“Performance Goals”) to be met by the Company or any subsidiary, division or Affiliate of the Company or any employees thereof during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include share price, pre-tax profits, earnings per share, return on shareholders’ equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee.

(c)
Payment of Performance Share Unit Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the Performance Goals are met. After the completion of an Award Period, the performance of the Company or subsidiary, division or Affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Unit Award, whether all, none or any portion of a Performance Share Unit Award shall be paid.

(d)
Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or Affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

(e)
Requirement of Employment/Provision of Services. A grantee of a Performance Share Unit Award must remain in the employ of, or provide services as a Consultant to, the Company or any subsidiary or Affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Unit Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

(f)
Escrow Agreement. The Committee may require a Participant who receives a Performance Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

(g)
Creditors’ Rights. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

(h)
Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Unit Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Unit Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Unit Shares become payable to the Participant.

6.6          Restricted Share Awards. The Committee may grant Ordinary Shares to a Participant, which shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe (“Restricted Share Award”):

(a)
Award Agreement. The terms of any Restricted Share Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

(b)
Requirement of Employment/Provision of Services. A grantee of a Restricted Share Award must remain in the employment of, or provide services as a Consultant to, the Company, subsidiary or Affiliate during a period designated by the Committee in order to retain the Ordinary Shares under the Restricted Share Award; provided that the Restricted Share Award shall be subject to vesting as determined by the Committee (“Restricted Share Restriction Period”). If the grantee leaves the employment of, or ceases to provide services as Consultant to, the Company, subsidiary or Affiliate prior to the end of the Restricted Share Restriction Period, or fails to meet or satisfy any vesting terms or other terms, conditions and restrictions to the extent set forth in the applicable Award Agreement, the Restricted Share Award shall terminate and the Ordinary Shares shall be forfeited and revert immediately to the Company, or cancelled, provided that each applicable Award Agreement shall set forth the extent to which, if any, the Participant shall have the right to retain Shares of Restricted Share Award, then subject to the Restricted Share Restriction Period, following such Participant’s Termination. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for, or circumstances of, such Termination.

(c)
Rights of Holders of Restricted Share Awards. Beginning on the date of grant of the Restricted Share Award and subject to the execution of an Award Agreement, the Participant shall become a shareholder of the Company with respect to any Ordinary Shares subject to the Restricted Share Award and shall have all the rights of a shareholder.

(d)
Restrictions on Transfer and Legend on Ordinary Share Certificates. During the Restricted Share Restriction Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of Ordinary Shares. Each certificate for Ordinary Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

(e)
Lapse of Restrictions. All restrictions imposed under the Restricted Share Award shall lapse upon the expiration of the Restricted Share Restriction Period if the conditions as to employment or provision of services set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

(f)
Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

(g)
Dividends. The Committee may, in its discretion, at the time of the  Restricted Share Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

6.7          Restricted Share Unit Awards. The Committee may grant restricted share units (each, a “Restricted Share Unit,” and any award of Restricted Share Units is hereafter referred to as a “Restricted Share Unit Award”) to Participants. Each Restricted Share Unit is a notional unit representing the right to receive one Ordinary Share on the Settlement Date (as defined below). Each Restricted Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

(a)
Award Agreement. The terms of any Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

~~(a)~~ (b)
Requirement of Employment/Provision of Services. A grantee of a Restricted Share Unit Award must remain in the employment of, or provide services as a Consultant to, the Company, subsidiary or Affiliate during a period designated by the Committee in order to receive Ordinary Shares under the terms of the Award Agreement; provided that the Restricted Share Unit Award shall be subject to vesting as determined by the Committee (“Restricted Unit Restriction Period”). If the grantee leaves the employment of, or ceases to provide services as a Consultant to, the Company, subsidiary or Affiliate prior to the end of the Restricted Unit Restriction Period, or fails to meet or satisfy any vesting terms or other terms, conditions and restrictions to the extent set forth in the applicable Award Agreement, the Restricted Share Unit Award shall terminate and all rights of the grantee to such Award shall terminate, provided that each applicable Award Agreement shall set forth the extent to which, if any, the Participant shall have the right to retain the Restricted Share Unit Award then subject to the Restricted Share Restriction Period, following such Participant’s Termination. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the applicable Award Agreement, need not be uniform among all such Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for, or circumstances of, such Termination.

(c)
Settlement of Restricted Share Units. Upon a date or dates on or following the expiration of the Restricted Unit Restriction Period, unless earlier forfeited, the Company shall settle the Restricted Share Unit Award by delivering a number of Ordinary Shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited. No Ordinary Shares shall be issued to Participants at the time a Restricted Share Unit Award is granted.

(d)
Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

(e)
Dividends. The Committee may, in its discretion, at the time of the Restricted Share Unit Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

ARTICLE VII
CHANGE IN CONTROL PROVISIONS

7.1          Benefits.  In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s unvested Award shall not vest and a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(a)          Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion.  Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation §  1.424-1 (and any amendments thereto).

(b)          The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the Ordinary Shares covered by such Awards, over the aggregate exercise price of such Awards.  For purposes of this Section 7.1, Change in Control Price shall mean the highest price paid per Ordinary Shares in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(c)          The Committee may, in its sole discretion, provide for the cancellation of any ~~Appreciation~~ Awards without payment, if the Change in Control Price is less than the exercise price of such ~~Appreciation~~ Award.

(d)          Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

7.2          Change in Control.  Unless otherwise determined by the Committee in the applicable Award agreement or other written agreement approved by the Committee, a “Change in Control” shall be deemed to occur following any transaction if: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company (or its successor corporation); provided, however, that a merger or consolidation effected solely to implement a recapitalization of the Company or for the primary purpose of change of domicile shall not constitute a Change in Control of the Company; (ii) the stockholders of the Company approve a plan of complete liquidation of the Company; provided, that this subsection (ii) shall not constitute a Change in Control with respect to the amount of any payment pursuant to an Award under this Plan, or any portion thereof, that is triggered upon a Change in Control and that is intended to constitute “non-qualified deferred compensation” pursuant to Section 409A of the Code; or (iii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

ARTICLE VIII
TERMINATION OR AMENDMENT OF PLAN

8.1          Termination or Amendment.  Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article X), or suspend or terminate it entirely, retroactively or otherwise; provided, that without the approval of the holders of the Company’s Ordinary Shares entitled to vote in accordance with applicable law and the exchange or system on which the Company’s securities are then listed or traded, if so required by applicable law or stock exchange regulation, no amendment may be made that would:

(a)          increase the aggregate number of Ordinary Shares that may be issued under this Plan pursuant to Section 4.1 (except by operation of Section 4.2);

(b)          change the classification of individuals eligible to receive Awards under this Plan;

(c)          other than adjustments or substitutions in accordance with Section 4.2, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or to cancel outstanding Stock Options (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the Ordinary Shares underlying such Awards) in exchange for cash, or Stock Options with an exercise price that is less than the exercise price of the original Stock Options;

(d)          extend the maximum Exercise Period under Section 6.3;

(e)          award any Stock Option in replacement of a canceled Stock Option with a higher exercise price, except in accordance with Section 6.3(l); or

(f)          require stockholder approval in order for this Plan to comply with the applicable rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, the applicable provisions of Section 162(m) of the Code or, to the extent applicable to Incentive Stock Options, Section 422 of the Code.

ARTICLE IX
UNFUNDED PLAN

9.1          Unfunded Status of Plan.  This Plan is an “unfunded” plan for incentive and deferred compensation.  With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

ARTICLE X
GENERAL PROVISIONS

10.1          RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

(a)          A Participant shall have no rights as a shareholder of the Company with respect to any Ordinary Shares covered by the Award until the date of the lawful issuance of such Shares to the Participant. In the case of 102 ~~Option~~ Awards (if such ~~Options~~Awards are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the lawful issuance of such Shares for the Participant’s benefit, and the Participant shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participant and the issuance of such Shares.

(b)          With respect to all Ordinary Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares and the Participant's entitlement to receive dividends distributed with respect to such Shares, shall be subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any applicable law.

(c)          Regarding Shares issued pursuant to the exercise of any 102 Trustee ~~Option~~Award, any rights distributed to the Participants shall be deposited with and/or issued to the Trustee for the benefit of the Participants. All said rights, excluding dividends, shall be held by the Trustee for the applicable Required Holding Period. In the case that the Company distributes dividends, then the amount of dividends with respect of Shares held in trust shall be paid to the Participants that are the beneficial holders of such Shares, subject to deduction at source of the applicable tax.

(d)          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

10.2          Legend.  The Committee may require each person receiving Ordinary Shares pursuant to ~~a Stock Option~~an Award under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof.  In addition to any legend required by this Plan, the certificates for such shares may include any legend that the Committee, in its sole discretion, deems appropriate to reflect any restrictions on Transfer.

All certificates for Ordinary Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may, in its sole discretion, deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or any national securities exchange system upon whose system the Ordinary Shares are then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

10.3          Other Plans.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

10.4          No Right to Employment/Directorship/Consultancy.  Neither this Plan nor the grant of any ~~Option~~Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

10.5          Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld.  Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Ordinary Shares otherwise deliverable or by delivering Ordinary Shares already owned  Any fraction of a share of Ordinary Shares required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

10.6          No Assignment of Benefits.  No Award or other benefit payable under this Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

10.7          Listing and Other Conditions.

(a)          Unless otherwise determined by the Committee, as long as the Ordinary Shares are listed on a national securities exchange or system sponsored by a national securities association, the issue of any Ordinary Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system.  The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any ~~Option~~Award with respect to such shares shall be suspended until such listing has been effected.

(b)          If at any time counsel to the Company shall be of the opinion that any sale or delivery of Ordinary Shares pursuant to an ~~Option~~Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Ordinary Shares or Awards, and the right to exercise any ~~Option~~Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)          Upon termination of any period of suspension under this Section 10.7, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)          A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

10.8          Governing Law.  This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

10.9          Construction.  Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

10.10          Other Benefits.  No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

10.11          Costs.  The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Ordinary Shares pursuant to any Awards hereunder.

10.12          No Right to Same Benefits.  The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

10.13          Death/Disability.  The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award.  The Committee may, in its discretion, also require that the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

10.14          Section 16(b) of the Exchange Act.  All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3.  The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business thereunder.

10.15          Section 409A of the Code / Section 102 of the Ordinance.  Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, 102 ~~Options~~Awards and Incentive Stock Options made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, or any damages for failing to comply with Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable.

10.16          Successor and Assigns.  This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

10.17          Severability of Provisions.  If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and such provision shall be construed in a manner which is closest to expressing the original intention of such provision while making it valid or enforceable, as the case may be.

10.18          Payments to Minors, Etc.  Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

10.19          Headings and Captions.  The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ARTICLE XI
EFFECTIVE DATE OF PLAN

The Plan was adopted by the Board on  August 30, 2022 subject to, and to be effective upon, the approval of the stockholders of the Company in accordance with the requirements of the laws of Israel. Without derogating from the above and in addition thereto, and solely with respect to grants of ISO, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the relevant Board resolution (the “Effective Date”). All and any grants of ISOs to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders’ approval. Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an ~~Option,~~Award, except that any Options previously granted under this Plan as Incentive Stock Option may not qualify as an Incentive Stock Option but, rather, shall constitute NQSO.  Upon approval of this Plan by the shareholders of the Company as set forth above, all ISOs granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.

ARTICLE XII
TERM OF PLAN

No Award regarding "ISOs Options" shall be granted pursuant to this Plan on or after March 22, 2032, but Awards granted prior to such date may extend beyond that date. Grant of other Awards pursuant to~~of "102 Stock Options" on~~ this plan are not limited in time.

ARTICLE XIII
NAME OF PLAN

This Plan shall be known as “The TAT Technologies Ltd 2022 Incentive~~Stock Option~~ Plan.”

APPENDIX D
TAT AOA

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

TAT TECHNOLOGIES LTD
(These Articles of Association have been adopted by a Special Resolution on ~~March~~ November ~~20~~4, 2025 and they replace the former Articles of Association).
INTERPRETATION

1.
[Amended 1998, 2013] In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings

The Company	The above-named Company.

Companies Ordinance	The Companies Ordinance (new version) 1983 ("The Companies Ordinance ") as amended and as amended from time to time including any law or statute replacing it.

The Companies Law or The Israeli Companies Law	The Israeli Companies Law 5759-1999 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

The Statutes	The Companies Ordinance and/or The Companies Law and/or The Securities Law and/or every other Law for the time being in force and affecting the Company.

These Articles	These Articles of Association or as shall be altered from time to time by the General Meeting of the shareholders of the Company.

The Office	The registered office for the time being of the Company.

The Seal	The rubber stamp of the Company.

The Securities Law	The Israeli Securities Law 5728-1968 ("The Securities Law") as amended from time to time including any law or statute replacing it.

Month	Gregorian month.

The Record Date	The record date as determined pursuant to the provision of Article 55(a) of these Articles

Writing	Printing, lithography, photography, and any other mode or modes of representing or reproducing words in a visible form.

Special Resolution	In accordance with the Companies Ordinance, decision of 75% of the General Meeting of the shareholders of the Company.

Words importing the singular only shall include the plural, and vice versa.

Words importing the masculine gender shall include the feminine gender; and words importing person shall include corporations.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

The Regulations in Table "A" in Schedule II to the Companies Ordinance shall not apply to the Company

THE PURPUSE OF THE COMPANY

2.	[Amended 2013] The Company may engage in any lawful occupation.

THE LIABILTY OF SHAREHOLDERS

3.
[Amended 2013] The liability of the shareholders is limited, as determined in the Companies Law. For this purpose, each shareholder is responsible for repayment of the nominal value of shares. In the event that the Company issued shares in exchange for lower nominal value, the responsibility of each shareholder will be limited to the repayment of the amortized amount of the consideration for each share assigned to him as aforesaid.

NON-PRIVATE COMPANY

4.	The Company is a non-private company; consequently:

(a)	No limitations will apply to the transfer of its shares;
(b)	The number of shareholders is unlimited;
(c)	The company may issue to the public shares, debentures or any other securities.

5.
 [Amended 1993, 1998, 2005, 2018, 2024, 2025, Nov 2025] The share capital of the company shall consist of ~~15~~19,000,000 (~~Fifteen~~ Nineteen Million) Ordinary Shares of no per value of each, all ranking pari-passu.

SHARES

6.
Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium, or, subject to the provisions of the Statues, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

7.	If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys in respect of such share.

8.
No person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognize any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

9.
[Amended 2013] Every member shall be entitled without payment to receive after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

10.
If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Directors shall require and (in case of defacement or wearing out) on delivery up of the old certificate, and in any case on payment of such sum not exceeding NIS 5 (Five New Israeli Shekels) as the Directors may from time to time require.

11.	[Deleted 2013]

12.	[Deleted 2013]

13.	[Deleted 2013]

CALLS ON SHARES

14.
[Amended 2013] No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any). The shareholders who are entitled to a dividend shall be the holders of shares on the date of the resolution regarding the dividend or on a later date if a later date is prescribed in such resolution.

15.

(a)
If under the conditions of the issuance of shares there is no fixed date for the payments due therefor, the Directors may from time to time make such calls upon the members in respect of all moneys then unpaid on shares possessed by them and every member will pay the sum demanded of him at the place and time appointed by the Directors, provided that fourteen days notice as to the place and date of payment was served on him. The Directors may revoke or postpone any call.

(b)	A call shall be deemed to have been made at the time when the Resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

(d)
If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or Installment at such rate not exceeding the debitory rate prevailing at the largest Israeli commercial bank on the day appointed for the payment referred to, as the Directors shall fix, from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

16.

(a)
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided;

(b)
The Directors may at the time of allotment of shares make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

17.
The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies due upon his shares beyond the sums actually called up thereon; and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed by them and the Company.

TRANSFER OF SHARES

18.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

19.
The Directors may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the share, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Directors.

All instruments of transfer shall remain in the custody of the Company but any such instrument which the Directors refused to register shall be returned to the person from whom it was received, if such request be made by him.

20.
[Amended 1998] The Transfer Records and the Register of Members and Debenture Holders (if any) and Debenture Stock Holders (if any) and other securities (if any) of the Company may be closed during such time as the Directors may deem fit, not exceeding in the aggregate, thirty days in each year. To avoid any doubts, the determination of a Record Date shall not constitute nor be deemed as a closing of the above records or registers.

TRANSMISSION OF SHARES

21.
In the case of the death of a member, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder form any liability in respect of any share or any debenture jointly held by him.

22.
Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy of any member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

23.
A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other moneys payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a member or a holder of a debenture unless and until he shall become a member in respect of the share or a holder of the debenture.

FORFEITURE OF SHARES

24.
If any member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him, or on the person entitled to the share by transmission requiring him to pay such call or installment, or such part thereof as remains unpaid, together with any expenses incurred by the company by reason of such non-payment.

25.
The notice shall name a further day (not earlier than the expiration of thirty days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, is to be made, and shall state that In the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

26.
If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

27.
Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture upon the terms of payment of all call and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

28.
Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or re-allotted or otherwise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit. [Amended 2013] Each Forfeited share that hasn’t been sold or canceled, will become dormant Share, as defined in the Israeli Companies law, and will not confer any rights, so long that such shares is owned by the Company.

29.
A member whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

30.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

31.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

LIEN

32.
The Company shall have a first and paramount lien upon all shares (which are not fully paid up) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of such shares; but the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

33.
The Directors may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists, or some part thereof, are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfillment or discharge thereof and giving notice of intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment, fulfillment or discharge shall have been made by him or them for fourteen days after such notice.

34.
The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

35.
Upon any such sale (i.e., following forfeiture or foreclosing on a lien for and the bona fide use of the powers granted with respect thereto) the Directors may enter the purchaser's name in the Register as holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

SHARE WARRANTS TO BEARER

36.
(a)
The Company may, subject to the provisions of the Statutes, with respect to fully paid up shares, issue warrants (hereinafter called "share warrants"), stating that the bearer is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of dividends on the shares included in such warrants. The Directors may determine and from time to time vary, the conditions upon which share warrants shall be issued, and in particular the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which a share warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such share warrant.

No new share warrant or coupon shall be issued in the place of one which has been lost or destroyed unless it shall have been established to the satisfaction of the Directors that the same has been lost or destroyed.

(b)
A share warrant shall entitle the bearer to the shares included in it, and such shares shall be transferred by the delivery of the share warrant and the provisions of these Articles with respect to transfer and transmission of shares shall not apply thereto.

(c)
The bearer of a share warrant may at any time deposit the warrant at the Office or at any other place, if any, indicated by the Directors, and after the expiration of two clear days from the time of deposit, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held, as if his name was inserted in the Register as the Holder of the shares included in the deposited warrant. Not more than one person shall be recognized as depositor of a share warrant.

Upon prior notice in writing of two days the Company shall return to the depositor the share warrant deposited by him.

(d)
Subject as otherwise expressly provided herein, no person shall, as bearer of a share warrant, sign a requisition for calling a Meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a Meeting of the Company and said person shall not be entitled to receive any notices from the Company.

But the bearer of a share warrant shall be a member of the Company and entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the warrant.
[Deleted 2013]

ALTERATIONS OF CAPITAL

37.	The General Meeting of the shareholders of the Company may from time to time:

(a)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

(b)	Cancel any shares not taken or agreed to be taken by any person; or

(c)
Divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them, subject, nevertheless, to the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may by the Resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other shares; or

(d)
Reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and, in particular exercise all or any of the powers conferred by Section 151 of the Companies Ordinance, or any statutory modification thereof.

38.	The Company may, subject to applicable law, issue redeemable shares and redeem the same

INCREASE OF CAPITAL

39.
The General Meeting of the shareholders of the Company may from time to time , whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

40.
[Amended 2013] Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

[Deleted 2013]

BORROWING POWERS

41.
The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking, or, the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

GENERAL MEETINGS

42.
[Amended 2013] An Annual General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General Meeting and at such place as may be determined by the Directors. Such Annual General Meetings shall be called "Ordinary Meetings" and all other General Meetings of the Company shall be called "Extraordinary Meetings". The Annual General Meeting shall receive and consider the Directors' Report, the Profit and Loss Account and Balance Sheet, shall elect Directors, appoint Auditors and transact any other business which under these Articles or by the Statutes are to be transacted at a General Meeting of the Company.

43.
[Amended 1998. 2013]In accordance with the Israeli Companies Law and subject to the provisions of the Statutes, as may be from time to time in effect, the Directors may, whenever they think fit, and upon a demand of two directors or one quarter of the directors in office at that time or upon demand of one or more shareholders, holding at least five percent (5%) of the issued shares and one percent (1%) of the voting rights or holding five percent (5%) of the voting rights in the Company (hereinafter: "the Requisitionists") , shall convene an Extraordinary Meeting, in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, and particularly under the provisions of article 53(a), entitled to receive notice from the company. Any such requisition must state the objects for which the meeting is to be called, be signed by the Requisitionists, and must be deposited at the office. Such requisition may consist of several documents in like form, each signed by one or more requisitionists. If the Directors do not, within twenty-one days from the date of the deposit of such requisition, proceed to convene a Meeting, the  the party demanding the convening of the meeting, and, in the case of shareholders, that portion of them that has more than half of their voting rights, may convene the meeting themselves, provided that the meeting shall not take place more than three months after the said demand is submitted, and in accordance with the Companies Law.

[Amended 2013] Subject to the provisions of the Statutes as may be from time to time in effect, the agenda of the General Meeting will be determined by the Board and it will include also topics which are required to be converted at an Extraordinary Meetings as mentioned above. Also, one or more shareholder, holding one percent (1%) of the voting rights in a General Meeting, may request that the Board include topics on the agenda of a General Meeting, provided that such topics are suitable to be discussed at a General Meeting.

44.

(a)
[Amended 1998, 2001. 2013] Subject to the provisions of the Statutes as may be from time to time in effect, and the provisions herein, the Company will publish a notice regarding the General Meeting specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, entitled to receive notices from the Company.

(b)
Subject to the provisions of the Statutes as may be from time to time in effect, whenever the Board of Directors is required to convene an Extraordinary Meeting it shall convene such meeting within twenty-one days' on the date designated in the notice provided that the meeting date will be no later than thirty-five days from the date of publication of the notice. Notices shall be given by post or by personal delivery to every registered shareholder of the Company, entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 53(a), to his address as described in the Register of Members of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to or the non-receipt of such notice by any such member shall not invalidate any resolution passed or proceeding had at any such meeting. And, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve. Such consent may be given at the meeting or retrospectively after the meeting.

(c)
Notice with respect to any General Meeting shall be regarded proper and sufficient if it specifies in a general manner the general nature of the matter to be transacted at the General Meeting, or, without making the procedure hereinafter set forth mandatory, if it specifies that the draft of the resolution to be proposed to the General Meeting is available for inspection at a designated place during a designated time period.

PROCEEDINGS AT GENERAL MEETINGS

45.
[Amended 1998, 2013] No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any shareholders Meeting shall be two members present in person or by proxy, holding or representing at least one third of the total voting rights in the Company on the Record Date.

46.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two members present in person or by proxy shall be a quorum.

47.
The Chairman (if any), chosen as such among the Directors, shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose a Director, or, If no Director be present, or if all the Directors present decline to take the Chair, they shall choose a member present to be Chairman of the meeting.

48.
[Amended 1998] The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned pursuant to the provisions of this Article for seven days or more, notice of the adjourned meeting shall be given to the members entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF MEMBERS

49.
[Amended 1998, replaced 2004, amended 2013] Subject to the provisions of Statutes as may be from time to time in effect, all resolution by any General Meeting of the company, , including but not limited to amendment of the Memorandum of Association of the Company or these Articles, shall be deemed adopted if approved by the holders (in aggregate) of the majority votes represented at such general meeting and participating in the vote (excluding any abstaining votes) in person or by proxy.

50.
[Amended 1998, 2013] At all General Meetings, a resolution put to a vote at the meeting shall be decided on a show of hands,  and a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution. As mentioned below, votes may be given also by proxy.

51.	[Deleted 2013]

52.	[Deleted 2013].

53.	[Replaced 1998, Amended 2013] Subject to the provisions of the Statutes, as may be from time to time in effect:

(a)
The Board of Directors may fix a Record Date to determine the shareholders entitled to notice of and/or to vote at any meeting of shareholders or any adjournment thereof (the "Meeting"), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board of Directors, and which Record Date shall not be more than twenty one (21) nor less than four (4) days before the date of the Meeting. Notwithstanding the above, in a Meeting that the agenda includes also topics listed in Section 87(a) to the Israeli Companies Law, the Record Date shall not be more than forty days (40) nor less than twenty eight (28) days before the Meeting unless allowed otherwise by the Statutes.. The Record Date for determining shareholders entitled to notice of or to vote at the meeting shall be at the close of business on the day next preceding the day on which such board meeting is held. A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; providing, however that the Board of Directors may fix a new Record Date to the adjournment meeting.

(b)	Every member shall have one vote for each share of which he is the holder.

54.
If any member be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator and such last mentioned persons may give their votes either personally or by proxy.

55.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

56.	[Amended 2013] Votes may be given either personally or by proxy. A proxy does not need to be a member of the Company.

57.

(a)
The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the Directors, and shall be signed by the appointor or by his attorney duly authorized in writing, or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b)	[Deleted 2013]

58.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

59.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

60.
Subject to the provisions of the Statutes, a resolution in writing signed by all the members, in person or by proxy, for the time being entitled to vote at General Meeting of the Company shall be as valid and as effectual as a resolution adopted by a General Meeting duly convened, held and constituted for the purpose of passing such resolution.

61.
A member will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing member. Every proxy so appointed on behalf of the same member shall be entitled to vote as he sees fit.

62.
No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS

63.
[Amended 2013, Nov 2025] The Board of Directors of the Company shall consist of such number of Directors as may be fixed from time to time by an Ordinary Resolution of a General Meeting, provided it shall not be less than two, including, if required, external directors, or more than eleven. As long that the Company is a public company, corporation cannot be nominated as a director in the Company.

64.
The Directors shall be elected at the Annual General Meeting of the Company and shall hold office until the close of the succeeding Annual General Meeting. Should no Directors be elected at the Annual General Meeting, the Directors holding office at the time such meeting was convened shall continue to hold their office. Directors whose term of office expired may be re-elected.

65.	[Deleted 2013]

66.
[Amended 2013] Director's term will begin on the date of his appointment - as stated by the General Meeting, but the General Meeting may set a date later than the date of the General Meeting as the start date for appointment as a Director of the Company.

67.
[Amended 2013] Subject to the provisions of the Companies Law, the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

68.	[Amended 2013] The office of a Director shall be vacated, ipso facto, under the circumstances set forth in the Statures.

69.
[Amended 2013] Subject to the provisions of the Statutes, no Director shall be disqualified by virtue of his office from holding any office, or, deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered Into by or on behalf of the Company in which the Director shall in any way be interested, be avoided, nor shall any Director be liable to account to the Company for any profit arising from any such office or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at the first meeting of the Board of Directors after the acquisition of his Interest.

After such disclosure of personal interest, the Director shall not be entitled to participate and vote as a Director in the set Board of Directors meeting regarding any contract or arrangement in which he is interested as aforesaid except for contracts or arrangements according to Article 271 of the Israeli Companies Law. The Director who has a personal interest, may be present to explain the contract or arrangement, if the Chairman of the Board, determines that he is required to do so. However, if a majority of the Directors have personal interest, all the members of the Board of Directors shall be entitle to participate and vote in the aforementioned Board of Directors meeting and such transaction will have to be further subject to the approval of the shareholders of the Company. A general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall not be a sufficient disclosure under this Article and every Director shall give a special notice relating to any particular transaction with such firm or company.

70.	[Amended 2013] The Company may from time to time at a General Meeting, increase or decrease the number of Directors subject always to Article 63.

71.
[Amended 2013] In the event of one or more vacancies in the board of Directors, the continuing Directors may continue to act as long as the Board of Directors consists of at least more than three Directors. However, in the event that the remaining Directors are less than three Directors, the remaining Director or Directors may not be permitted to act only for convening a General Meeting for the purpose of the election of new Directors

72.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may at any time and from time to time appoint any other person as a Director, whether to fill a casual vacancy or to add to their number. Any Director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

73.
[Amended 2013] Subject to the provisions of the Statutes, the Company may at a General Meeting remove any Director from office before the expiration of his term of office and appoint another Director in his stead, provided that the removed Director shall be given a reasonable opportunity to present his case to the General Meeting. The person so appointed shall hold office only for such period as the person in whose stead he was appointed would have held office had he not been removed.

74.
[Amended 2013, Nov 2025] As long that the Company is a public company according to the Israeli Companies Law, the Company shall, as required, have at least two external directors, as defined in the Israeli Companies Law, at least one of whom must be a director with accounting and financial expertise, and the rest have professional qualifications, as defined in the regulations promulgated under Section 240 of the Israeli Companies Law.

PRESIDENTS

75.
The Board of Directors may from time to time appoint one or more persons as President or Presidents of the Company whether for a fixed term or without any limitation of time and the Board of Directors may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

76.	The Directors may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President.

77.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may from time to time confer upon and delegate to a President then holding office such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities for such period and for such purposes and subject to such conditions and restrictions which they consider advantageous, and they may delegate such authorities with or without waiving the authorities of the Directors with respect thereto and their being in lieu of their authorities, in whole, or in part, and they may from time to time revoke, cancel and alter such authorities in whole or in part.

78.
[Amended 2013] Subject to the provisions of the Statutes, as may be from time to time in effect, the remuneration of a President shall be approved by the Company's compensation committee, the Directors and the shareholders meeting in a special majority, as defined and required according to the Israeli Companies law, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of wages or commissions or profit sharing or a combination thereof.

79.	[Deleted 2013]

80.	[Amended 2013] Subject to the provisions of the Statutes, the Company may elect the same person as its President and its Board of Directors chairman.

DIRECTOR'S ACTS AND AUTHORITIES

81.
[Amended 2013] The powers and the duties of the Board of Directors shall be as prescribed by the Companies Law, subject to the provisions of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

82.
[Amended 2013] Subject to the provisions of the Statutes, the Directors may meet together for the dispatch of the business of the Company and they may postpone their meetings and otherwise regulate them as they shall deem fit. A Director may call a meeting of the Board of Directors at any time. The quorum for the dispatch of business by the Board of Directors shall be determined by the Directors and if not so determined shall be the majority of the Directors.

83.
[Amended 2013] A resolution in writing signed or otherwise approved by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board of Directors at a meeting of the Board of Directors duly convened and held, provided that all the directors who are entitled to participate in such resolution and to vote on it, agreed not to convene the same matter.

84.
[Amended 2013] Subject to the provisions of the Statutes, every Director shall be entitled to be represented and to vote at any meeting of the Board of Directors by another Director or by another person appointed by him (not a corporation), who shall act as his alternate for one meeting or for another specified period or until notice be given of the cancellation of the appointment. In order to be nominated, the alternate Director must be eligible to be appointed as a Director according to the Israeli Companies law. Each alternate Director shall have the number of votes equivalent to the number of Directors who appointed him as alternate and if he himself is a Director he shall have such number of votes in addition to his own vote. The appointment of an alternate shall be made in writing. A Director may appoint two alternates. However, if the two alternates of the same Director shall be present at the Board of Directors' meeting, only one of them shall have the right to vote thereat. It shall be noted that the appointment of an alternate Director to the Board, does not relieve the nominating Director from his responsibility as a Director.

85.
[Amended 2013] A Director being at any time absent from Israel shall be entitled during such time to a seven day notice of any Meetings of the Board of Directors, provided he notified the Company of an address to which such notice should be sent. Such notice should be sent by fax, e-mail, telex, cable or telecopier.

86.

(a)
[Amended 2013] The Board of Directors will elect a Chairman for their meeting and fix the term of his office, and unless otherwise decided, the Chairman shall be elected annually. In the event that a Chairman was not elected and if the Chairman should fail to be present at a meeting 15 minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(b)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes. In the case of an equality bf votes, the Chairman of the meeting shall have a further or casting vote.

87.
Any meeting of the Board of Directors, at which a quorum is present, shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them,

88.
[Amended 2013] Subject to the provisions of the Statutes, the Board of Directors may delegate their authorities in whole or in part to committees as they shall deem fit and they may from time to time revoke such delegation. Any committee so created, must, in exercising the authorities granted to it, adhere to all the instructions of the Board of Directors given from time to time.

The meetings and proceedings of any such committee comprised of two or more members shall be governed by the provisions of these Articles regulating the meetings of the Board of Directors in so far as appropriate thereto unless the provisions of the Companies Law or the Board of Directors shall otherwise regulate the meetings of such a committee (hereinafter: "Committee of the Board of Directors").

89.
All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

90.	[Amended 2013] The Board of Directors and each Committee of the Board of Directors shall cause proper Minutes to be kept of the following:

(a)	The names of all the Directors present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors;

(b)	All resolutions and proceedings of General Meetings of the Company, Board of Directors' meetings and Committee of the Board of Directors' meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein. The minutes shall be kept for a period of seven (7) years from the date of the relevant meeting.

91.
[Amended 2012] Subject to the provisions of the Statutes, all bona fide acts carried out at any meeting of the Board of Directors held in Israel or thereafter as a result therefrom shall be valid notwithstanding the fact that a Director who was absent from Israel at the time of the meeting did not receive a notice with respect to its convening.

BRANCH REGISTERS

92.
[Amended 2013] Subject to and in accordance with the provisions of the Statutes and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable legal requirements, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

SECRETARY

93.
The Board of Directors may from time to time appoint a Secretary to the Company as it deems fit and may appoint a temporary Assistant-Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE - STAMP AND SEAL

94.

(a)
Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board of Directors. The Company shall have at least one rubber stamp. The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or imprinted name (e.g. cheques).

(b)
The Board of Directors may provide for a seal. If the Board of Directors so provide, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

95.
[Amended 2013]Subject to the provisions of the Statutes, and subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares, with regard to dividends, the profits of the Company available for dividend and resolved to be distributed, shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively, otherwise than in advance of calls. Unless not otherwise specified in the conditions of issuing of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period (Pro-Rata Temporis).

96.
[Replaced 2002, amended 2013] The Company's Board of Directors, subject to any restrictions contained in the Statutes, may declare and pay dividend, either in the form of cash or stock, to its shareholders according to their rights and interests in the profit and may fix the time for payment.

97.	[Deleted 2013]

98.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

99.	Notice of the declaration of any dividend, shall be given to the holders of registered shares in manner hereinafter provided.

100.
[Amended 2012] Subject to the provisions of the Statutes, unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the member or person entitled, or in the case of joint registered holders to that one of them first named in the register in respect of the joint holding. Every such cheque shall be made payable to the order of the person to whom it is sent. The receipt of the person whose name, at the date of the declaration of the dividend, appears on the register of members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company

PAYMENT IN SPECIE AND CAPITALIZATION OF PROFITS

101.
[Replaced 2002, amended 2013] Subject to the provisions of the Statutes, upon declaration by the Board of Directors a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures, debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways.

102.	[Amended 2013] Subject to the provisions of the Statutes, upon the recommendation of the Board of Directors, approved by Ordinary Resolution of the Company, the Company -

i.
may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or to be distributed only to a certain part of the shareholders, while not distributed to other shareholders as will be decided by the General Meeting on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock or any other securities of the Company which shall be distributed accordingly, or in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and –

ii.
may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. When distributing shares for capitalized profits all members shall receive shares of one class - whether such class existed prior thereto or was created therefor; or, every shareholder shall receive shares of the same class which conferred upon him the right to receive shares from the capitalization of profits, or of any other class or a combination of several classes of shares - in accordance with the approval of the General Meeting.

103.	[Deleted 2013]

104.
[Amended 2013] For the purpose of giving full effect to any resolution under Articles 100 and 101 the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular may fix the value for distribution to any members upon the footing of the value so fixed or determine that fractions of less nominal value than one New Israeli Shekel may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets with trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

ACCOUNTS

105.
[Amended 2013] The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Statutes and of any other applicable law. Such books of account shall be, kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. Subject to the provisions of the Statutes no member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Company.

106.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

107.	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by the applicable law.

NOTICES

108.	[Amended 2013] Subject to the provisions of the Statutes:

(a)
Any notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (air mail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other addresses as he may have designated in writing for the receipt of notices and other documents together with publication in two daily newspapers published in Israel. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent to a place, or posted at a place outside Israel), or when actually received by the addressee if sooner than forty-eight (48) hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the President), provided, however, that such notice or other document as mentioned above may be sent by cablegram or telex and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram or telex has been sent or when actually received by such member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article.

(b)
Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of Its delivery to him, unless he is duly registered as a member.

(c)
All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(d)
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)
Any notice or other document served upon or sent to any member by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company has notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)	Where a given number of days notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

(g)	[Added 1998] To avoid any doubts, the entitlement of a member to receive any notice relating to convening meeting of shareholders under these Articles shall be as determined in article 53(a).

RECONSTRUCTION

109.
Subject to the provisions of the Statutes, on any sale of the undertaking of the Company, the Directors, or the liquidators on a winding-up, may, if authorized by, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares, or securities, or any other property of the Company, amongst the members, without realization, or vest the same In trustees for them, and any may provide for the distribution or appropriation of the cash, shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members as contributories of the Company, and for valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only In the event that the Company is proposed to be or is in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INDEMNITY AND INSURANCE

110.	[Replaced 2004, amended 2013]

(a)
Subject to the provisions of the Statutes, the Company is authorized to indemnify its Directors and other Office Holders (collectively "the Officers"), as this term is defined under section 1 of the Companies Law, to the fullest extent permitted by the Companies Law, for any liability, payment or expense as detailed below, imposed on the Officers or expended by them due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company.

(b)	The Company may indemnify Officers retrospectively for debts or expenses imposed on such Officer due to an act done by virtue of his being an Officer in the Company:

(1)	A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorney's fees, (i) expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or (ii) expended by the Officer in respect of any monetary sanction;

(3)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(4)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

(5)
Reasonable legal expenses, including attorneys fees, which the Officer incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent;

(6)	Any other liability, payment or expense which the Company may indemnify its Officers under the Statues.

The Company may undertake in advance to indemnify its Officers in any one of the following situations:

(1)
A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court provided that such undertaking be limited to types of events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum determined by the Board of Directors as reasonable in the circumstances of the case.

(2)	A provision permitting the company to indemnify its Officer for debts or expenses stated in articles 110(b)(2)-(6) above.

In any event, the total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's shareholders' equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid.

(c)
Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of Officers responsibility for any liability that will be imposed on the officers due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company, in each of the following:

(1)	A breach of duty of care to the Company or to any other person;

(2)	Breach of fiduciary duty to the Company, on condition that the Officer acted in good faith and had reasonable grounds to assume that the act would not cause the Company any harm;

(3)	A monetary obligation that will be imposed on the Officer to the benefit of another person.

(4)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(5)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(d)
Subject to the provisions of the Companies Law, the Company is authorized to procure insurance for or indemnify any person whom is not an Officer, including, without limitations, any employee, agent, consultant or contractor of the Company.

[Deleted 2013]

WINDING ־ UP

111.
If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the members in specie any part of the assets of the Company, and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the members, as the liquidators with like sanction shall think fit. The resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the members and may confer special rights on any class of member, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the members, any member who would be prejudiced thereby shall have a right to dissent, and, ancillary rights, as if such resolution were a Special Resolution passed pursuant to Section 334 of the Companies Ordinance.

112.
[Added 2013] The Company may donate reasonable sums to worthy causes, even if such donations are not within the scope of business consideration, as the Board or the President of the Company shall deem fit from time to time.